FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 31 October 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: Wednesday, 31 October 2018, London U.K.

GSK delivers Q3 sales of £8.1 billion, +3% AER, +6% CER Total EPS 28.8p, +16% AER, +23% CER; Adjusted EPS 35.5p, +10% AER, + 14% CER

Financial highlights

●	Group sales £8.1 billion. Pharmaceuticals £4.2 billion, +1% AER, +3% CER; Vaccines £1.9 billion, +14% AER, +17% CER; Consumer Healthcare £1.9 billion, -1% AER, +3% CER
●	Adjusted Group operating margin of 31.2%, -0.3 percentage points AER; +0.2 percentage points CER. Pharmaceuticals 32.2%; Vaccines 43.0%; Consumer Healthcare 22.0%
●	Total EPS 28.8p +16% AER, +23% CER
●	Adjusted EPS 35.5p +10% AER, +14% CER
●	YTD free cash flow £2,375 million (2017: £1,668 million)
●	19p dividend declared for the quarter. Continue to expect 80p for FY 2018
●	Now expect 2018 Adjusted EPS growth of 8-10% CER

Product and pipeline highlights

●	Total New Respiratory product sales £645 million, +39% AER, +40% CER; Ellipta sales £500 million, +34% AER, +35% CER; Nucala £145 million, +59% AER, +62% CER
●	Tivicay and Triumeq sales £1.1 billion +12% AER, +13% CER. Juluca sales £37 million
●	Shingrix sales £286 million. Now expect £700-750 million sales for FY 2018
●	New two-drug regimen dolutegravir (DTG) and lamivudine (3TC) for HIV filed in US and Europe
●	Positive phase III study results received for new HIV therapy cabotegravir+rilpivirine (FLAIR/ATLAS)
●	Clinical study initiated for use of BCMA in second line treatment of multiple myeloma
●	New phase II efficacy and safety data for aGM-CSF in rheumatoid arthritis presented at ACR and supports further clinical development
●	R&D prioritisation continues with resources reinvested in priority projects following termination of several pipeline programmes as data thresholds not met
●	Positive phase II data for candidate TB vaccine published in NEJM

Q3 2018 results
	Q3 2018	Growth		9 months 2018	Growth
	£m	£%	CER%	£m	£%	CER%

Turnover	8,092	3	6	22,624	-	4

Total operating profit	1,910	2	7	3,929	10	22
Total earnings per share	28.8p	16	23	49.0p	15	30

Adjusted operating profit	2,524	2	6	6,549	-	7
Adjusted earnings per share	35.5p	10	14	88.3p	4	12

Net cash from operating activities	2,077	9		4,302	6
Free cash flow	1,554	21		2,375	42

Emma Walmsley, Chief Executive Officer, GSK said:
“GSK has made further good progress this quarter with CER sales growth in all three businesses, improvements in the Group operating margin at CER and Adjusted earnings per share growth of 14% (CER). Strong commercial execution for key products and new launches, notably Shingrix, together with an effective focus on cost control is driving this improved performance and we now expect 2018 Adjusted EPS growth of 8-10% at CER. Looking further ahead, we remain confident in our ability to deliver the Group outlooks for sales and EPS growth we previously set for the period 2016-2020.”

The Total results are presented under ‘Income Statements’ on page 40 and Adjusted results reconciliations are presented on pages 16, 24 and 58 to 61. Adjusted results are a non-IFRS measure that allows key trends and factors in the Group’s performance to be more easily identified by shareholders. Non-IFRS measures may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. The definitions of £% or AER% growth, CER% growth, Adjusted results, free cash flow and other non-IFRS measures are set out on page 37. All expectations and targets regarding future performance should be read together with “Assumptions related to 2018 guidance and 2016-2020 outlook” and “Assumptions and cautionary statement regarding forward-looking statements” on page 38.

2018 guidance update

With continued strong trading in the first nine months of 2018, the Group is tightening its full year guidance range towards the upper end of previous expectations. The Group now expects full year 2018 Adjusted EPS growth of 8 to 10% at CER, whether or not a generic competitor to Advair is launched in the US in 2018.

This revised guidance primarily reflects an increase in our expectations for sales of Shingrix, which we now expect to be £700-750 million in 2018.

We continue to expect the effective tax rate for 2018 to be approximately 19-20% of Adjusted profits after the impact of US tax reform.

If exchange rates were to hold at the closing rates on 30 September 2018 ($1.30/£1, €1.12/£1 and Yen 148/£1) for the rest of 2018, the estimated negative impact on full-year 2018 Sterling turnover growth would be around 3% and if exchange gains or losses were recognised at the same level as in 2017, the estimated negative impact on 2018 Sterling Adjusted EPS growth would be around 6%.

Total and Adjusted results

Total results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. As a result, GSK also reports Adjusted results, which is a non-IFRS measure. GSK believes that Adjusted results allow the Group’s performance to be more easily and clearly identified by shareholders. The definition of Adjusted results, as set out on page 37, also aligns the Group’s results with the majority of its peer companies and how they report earnings.

Adjusted results may exclude significant costs such as those from major restructuring programmes, significant legal charges or transaction items. Major restructuring charges have been reported as an adjusting item since the Group adopted its current reporting structure in 2012. Estimated charges from the major restructuring programmes approved by the Board, are set out on page 25. Adjusted results include the benefits arising from the major restructuring programmes.

As Adjusted results may exclude significant costs, such as those from major restructuring programmes or significant legal charges, they should not be regarded as a complete picture of the Group’s financial performance which is presented in its Total results. When restructuring charges are excluded, Adjusted earnings will be higher than Total earnings. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings.

Reconciliations between Total and Adjusted results, as set out on pages 16, 24 and 58 to 61, including detailed breakdowns of the key adjusting items, are provided to shareholders to ensure full visibility and transparency as they assess the Group’s performance.

GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

In addition, it should be noted that contingent consideration cash payments are made each quarter primarily to Shionogi by ViiV Healthcare which reduce the balance sheet liability and are hence not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare for the nine months to 30 September 2018 were £584 million. An explanation of the acquisition-related arrangements with ViiV Healthcare, including details of cash payments to Shionogi, is set out on page 56.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group. Cialis is a trademark of Eli Lilly and Company.

Sales performance

Group turnover by business and geographic region

Group turnover by business	Q3 2018

	£m	Growth £%	Growth CER%

Pharmaceuticals	4,221	1	3
Vaccines	1,924	14	17
Consumer Healthcare	1,947	(1)	3

Group turnover	8,092	3	6

Group turnover was up 3% AER, 6% CER to £8,092 million, with CER growth delivered by all three businesses.

Pharmaceuticals sales grew 1% AER, 3% CER, driven primarily by the growth in sales of HIV and the new Respiratory products, Nucala and the Ellipta portfolio. This was partly offset by lower sales of Seretide/Advair and Established Pharmaceuticals. Overall Respiratory sales were up 3% AER, 5% CER.

Vaccines sales were up 14% AER, 17% CER, driven primarily by sales of Shingrix in the US and market growth of Bexsero, partly offset by declines in some Established Vaccines.

Consumer Healthcare sales declined 1% AER but grew 3% CER reflecting growth in Wellness, Oral health and Nutrition, partly offset by a decline in Skin health, the divestments of some smaller brands including Horlicks and MaxiNutrition in the UK as well as the final quarter’s impact of the implementation of the Goods & Services Tax (GST) in India.

Group turnover by geographic region	Q3 2018

	£m	Growth £%	Growth CER%

US	3,405	11	13
Europe	1,952	(2)	(2)
International	2,735	(2)	4

Group turnover	8,092	3	6

US sales grew 11% AER, 13% CER driven by strong performances from Shingrix, HIV products and new Respiratory sales.

Europe sales declined 2% AER, 2% CER as growth from HIV and the new Respiratory products was more than offset by continued generic competition to Epzicom as well as a decrease in Bexsero sales largely due to the completion of the vaccination of catch-up cohorts in certain markets which benefited Q3 2017. Growth in new Respiratory products more than offset the decline in Seretide.

In International, sales declined 2% AER but grew 4% CER reflecting strong growth in the new Respiratory products as well as HIV sales. Sales in Emerging Markets were flat AER, but grew 8% CER, driven by strong growth of Cervarix in China and Horlicks in India.

Group turnover by business and geographic region

Group turnover by business	9 months 2018

	£m	Growth £%	Growth CER%

Pharmaceuticals	12,459	(2)	2
Vaccines	4,415	12	15
Consumer Healthcare	5,750	(2)	2

Group turnover	22,624	-	4

Group turnover was flat at AER but increased 4% CER to £22,624 million, with CER growth delivered by all three businesses.

Pharmaceuticals sales were down 2% AER but up 2% CER, driven primarily by the growth in HIV sales and the new Respiratory products, Nucala and the Ellipta portfolio. This was partly offset by lower sales of Seretide/Advair and Established Pharmaceuticals. Overall Respiratory sales declined 3% AER but grew 1% CER.

Vaccines sales were up 12% AER, 15% CER, primarily driven by sales of Shingrix in the US, a competitor supply shortage in Hepatitis and market growth for Bexsero, partly offset by declines in some Established Vaccines.

Consumer Healthcare sales declined 2% AER but grew 2% CER with continued strong broad-based growth in Oral health partly offset by a decline in Panadol, the divestments of some smaller brands including Horlicks and MaxiNutrition in the UK as well as the impact of the implementation of the Goods & Services Tax (GST) in India.

Group turnover by geographic region	9 months 2018

	£m	Growth £%	Growth CER%

US	8,708	3	9
Europe	5,943	-	(1)
International	7,973	(3)	4

Group turnover	22,624	-	4

US sales grew 3% AER, 9% CER driven by the growth of Shingrix and Hepatitis vaccines as well as strong performances from HIV and the new Respiratory products.

Europe sales were flat at AER but down 1% CER, as declines in Established Pharmaceuticals and Meningitis vaccines more than offset growth from Tivicay and Triumeq. Growth in the new Respiratory products more than offset the decline in Seretide.

In International, sales declined 3% AER but grew 4% CER, reflecting strong growth in Tivicay, Triumeq, the Respiratory portfolio and Cervarix in China, following its recent launch. Sales in Emerging Markets declined 3% AER, but grew 4% CER.

Turnover – Q3 2018

Pharmaceuticals

	Q3 2018

	£m	Growth £%	Growth CER%

Respiratory	1,666	3	5
HIV	1,209	11	12
Immuno-inflammation	122	28	29
Established Pharmaceuticals	1,224	(12)	(9)

	4,221	1	3

US	1,893	3	4
Europe	951	1	-
International	1,377	(3)	2

	4,221	1	3

Pharmaceuticals turnover in the quarter was £4,221 million, up 1% AER, 3% CER, driven primarily by growth in HIV and Respiratory. HIV sales were up 11% AER, 12% CER, to £1,209 million, reflecting further strong performances by Triumeq and Tivicay and continued growth from Juluca. Respiratory sales were up 3% AER, 5% CER, to £1,666 million, with growth from the Ellipta portfolio and Nucala more than offsetting lower sales of Seretide/Advair. Sales of Established Pharmaceuticals fell 12% AER, 9% CER, to £1,224 million.

In the US, sales grew 3% AER, 4% CER, with growth in HIV, Respiratory and Benlysta more than offsetting declines in Established Pharmaceuticals. In Europe, sales grew 1% AER but were flat at CER, with growth in the Respiratory portfolio offsetting the continued impact of generic competition to Epzicom and Avodart. International sales declined 3% AER but grew 2% CER, with growth driven by HIV and the new Respiratory portfolio.

Respiratory
Total Respiratory sales were up 3% AER, 5% CER, with growth in all regions. The US was up 4% AER, 5% CER, while in Europe sales grew 5% AER, 4% CER. International grew 1% AER, 6% CER, including Japan up 5% AER, 2% CER. Growth from the Ellipta portfolio and Nucala more than offset lower sales of Seretide/Advair, which declined 17% AER, 15% CER globally.

Sales of Nucala were £145 million in the quarter and grew 59% AER, 62% CER, continuing to benefit from the global rollout of the product. US sales of Nucala grew 43% AER, 44% CER to £87 million.

Sales of Ellipta products were up 34% AER, 35% CER to £500 million driven by continued growth in all regions. In the US, sales grew 34% AER, 36% CER, reflecting further market share gains, partly offset by the impact of continued competitive and pricing pressures, particularly for ICS/LABAs. In Europe, sales grew 37% AER, 36% CER. Sales of Trelegy Ellipta, our new once daily closed triple product, contributed £42 million in the quarter, benefiting from an expanded label in the US.

Relvar/Breo Ellipta sales grew 15% AER, 16% CER, to £258 million, with Europe up 20% AER, 20% CER to £59 million, and International up 22% AER, 24% CER to £60 million. In the US sales grew 9% AER, 11% CER to £139 million, with volume growth of 27% reflecting continued market share growth and the benefit from lower prior period payer rebate adjustments, partly offset by increased competitive pricing pressures. Anoro Ellipta sales grew 34% AER, 34% CER to £115 million, driven by gains in the US. All Ellipta products, Breo, Anoro, Incruse, Arnuity and Trelegy, continued to grow market share in the US during the quarter.

Sales of New Respiratory products, comprising Ellipta products and Nucala, grew 39% AER, 40% CER to £645 million.

Seretide/Advair sales declined 17% AER, 15% CER to £619 million. Sales of Advair in the US declined 20% AER, 19% CER (3% volume decline and 16% negative impact of price) primarily reflecting increased competitive pricing pressures. In Europe, Seretide sales were down 20% AER, 20% CER to £132 million (16% volume decline and a 4% price decline). This reflected continued competition from generic products and the transition of the Respiratory portfolio to newer products. In International, sales of Seretide were down 7% AER, 2% CER, to £178 million (3% volume decline and 1% positive impact of price), with a decline in markets with generic competition partly offset by growth from certain other developing markets.

HIV
HIV sales increased 11% AER, 12% CER to £1,209 million in the quarter, with the US up 11% AER, 12% CER, Europe up 2% AER, 1% CER and International up 27% AER, 34% CER. The growth was driven by Triumeq and Tivicay which recorded sales of £669 million and £432 million, respectively, in the quarter. Juluca sales were £37 million in the quarter, mainly in the US.

This growth was partly offset by the impact of generic competition to Epzicom/Kivexa, particularly in Europe. Sales declined 51% AER, 47% CER to £24 million.

Immuno-inflammation
Sales in the quarter were up 28% AER, 29% CER, primarily driven by Benlysta which grew 29% AER, 31% CER to £121 million. In the US, Benlysta grew 27% AER, 29% CER to £108 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the quarter were £1,224 million, down 12% AER, 9% CER. The Avodart franchise was flat at AER but up 1% CER to £144 million, with growth in International largely offset by the loss of exclusivity in Europe, with the US generic impact now broadly annualised. Coreg franchise sales declined 76% AER, 78% CER to £9 million following a generic Coreg CR entrant to the US market in Q4 2017. Augmentin sales declined 10% AER, 5% CER to £133 million.

Vaccines

	Q3 2018

	£m	Growth £%	Growth CER%

Meningitis	329	10	15
Influenza	304	(11)	(7)
Shingles	286	-	-
Established Vaccines	1,005	(4)	(3)

	1,924	14	17

US	1,060	30	34
Europe	402	(7)	(8)
International	462	5	9

	1,924	14	17

Vaccines turnover grew 14% AER, 17% CER to £1,924 million, primarily driven by market expansion and share growth for Shingrix, and market growth for Bexsero. Established Vaccines declined 4% AER, 3% CER reflecting lower sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) due to increased competitive pressures, particularly in Europe, and unfavourable CDC stockpile movements in the US.

Meningitis
Meningitis sales grew 10% AER, 15% CER to £329 million. Bexsero sales increased 18% AER, 24% CER largely due to demand and share gains in the US and continued growth in private market sales in International, partly offset by the completion of vaccination of catch-up cohorts in certain markets in Europe which benefited 2017. Menveo sales were up 4% AER, 8% CER, also driven by demand and share gains in the US, partly offset by supply constraints in Europe and International.

Influenza
Fluarix/FluLaval sales declined 11% AER, 7% CER to £304 million, driven by increased price competition in the US, partly offset by stronger sales in Europe.

Shingles
Shingrix recorded sales of £286 million in the quarter in the US and Canada, driven by demand and share gains. US sales of Shingrix benefited from market growth in new patient populations now covered by immunisation recommendations and achieved a 99% market share in the quarter. An allocation process has been implemented in the US to help manage inventory and supply to ensure patients have the opportunity to complete the two-dose series.

Established Vaccines
Sales of the DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) were down 12% AER, 11% CER. This was primarily driven by Infanrix, Pediarix sales, down 18% AER, 17% CER to £160 million, reflecting unfavourable CDC stockpile movements in the US and increased competitive pressures, particularly in Europe, partly offset by stronger demand in International.

Hepatitis vaccines grew 1% AER, 3% CER to £213 million, benefiting from a competitor supply shortage and stronger demand in the US and Europe, partly offset by unfavourable CDC stockpile movements in the US.

Rotarix sales declined 3% AER, 2% CER to £152 million, mainly driven by an unfavourable comparison with the reversal of a returns provision in International in Q3 2017, partly offset by the favourable phasing of tenders.

Synflorix sales grew 4% AER, 4% CER to £119 million, mainly due to higher demand in International and favourable year-on-year phasing, partly offset by lower pricing in Emerging Markets.

Cervarix sales increased 49% AER, 51% CER to £55 million, primarily driven by market expansion in China.

Consumer Healthcare

	Q3 2018

	£m	Growth £%	Growth CER%

Wellness	1,017	-	3
Oral health	624	(1)	2
Nutrition	167	(2)	5
Skin health	139	(7)	(4)

	1,947	(1)	3

US	452	5	6
Europe	599	(2)	(2)
International	896	(3)	4

	1,947	(1)	3

Consumer Healthcare sales declined 1% AER but grew 3% CER in the quarter to £1,947 million as growth in Wellness, Oral health and Nutrition was partly offset by a decline in Skin health. Strong performances in the US, Central & Eastern Europe and International markets were partly offset by a decline in Western Europe due to challenging trading conditions and increased competition.

The divestments of a number of tail brands, including Horlicks and MaxiNutrition in the UK, generic competition to Transderm Scop in the US and the final quarter’s impact of the implementation of the Goods & Service Tax (GST) in India in aggregate adversely impacted growth by approximately one percentage point in the quarter.

Wellness
Wellness sales were flat at AER but grew 3% CER to £1,017 million, mainly due to Flonase benefiting from promotional phasing in the US, high-single digit growth in Voltaren due to new launches and favourable shipment phasing as well as seasonal sell-in of Otrivin. Panadol sales declined, reflecting the impact of the continuing change in the route-to-market model in South-East Asia and the discontinuation of slow-release Panadol products in the Nordic countries.

Oral health
Oral health sales declined 1% AER but grew 2% CER to £624 million, primarily reflecting growth of Sensodyne and Denture care. Oral health was impacted by slower growth in International markets but the US portfolio grew strongly, supported by Sensodyne Rapid which launched earlier this year. Denture care delivered mid-single digit growth through broad-based market performance.

Nutrition
Nutrition sales declined 2% AER but grew 5% CER to £167 million. The Nutrition business in India performed strongly across the product portfolio, benefiting from new innovations including Horlicks Protein+ which was launched earlier in the year. Divestments and GST impacted Nutrition growth by eight percentage points.

Skin health
Skin health declined 7% AER, 4% CER to £139 million with strong growth in China more than offset by a weaker performance in Europe following a strong second quarter.

Pharmaceuticals

	9 months 2018

	£m	Growth £%	Growth CER%

Respiratory	4,937	(3)	1
HIV	3,446	8	12
Immuno-inflammation	336	20	26
Established Pharmaceuticals	3,740	(10)	(6)

	12,459	(2)	2

US	5,334	(4)	2
Europe	2,962	1	(1)
International	4,163	(2)	4

	12,459	(2)	2

Pharmaceuticals turnover in the nine months was £12,459 million, down 2% AER but up 2% CER, driven primarily by the growth in HIV sales, which were up 8% AER, 12% CER to £3,446 million, reflecting further strong performances by Triumeq and Tivicay and continued growth from Juluca. Respiratory sales declined 3% AER but grew 1% CER, to £4,937 million, with growth from the Ellipta portfolio and Nucala partly offset by lower sales of Seretide/Advair. Sales of Established Pharmaceuticals fell 10% AER, 6% CER.

In the US, sales declined 4% AER but grew 2% CER, with growth in the HIV portfolio and Benlysta offsetting declines in Established Pharmaceuticals and Respiratory. In Europe, sales grew 1% AER but declined 1% CER, with growth in the Respiratory portfolio only partly offsetting the continued impact of generic competition to Epzicom and Avodart. International sales declined 2% AER but grew 4% CER, driven by HIV and the new Respiratory portfolio.

Respiratory
Total Respiratory sales declined 3% AER but grew 1% CER, with the US down 8% AER, 3% CER. In Europe, sales grew 4% AER, 3% CER and International sales were flat at AER but up 6% CER, driven primarily by higher sales in Japan. Growth from the Ellipta portfolio and Nucala was offset by lower sales of Seretide/Advair.

Sales of Nucala were £390 million in the nine months, up 75% AER, 81% CER, continuing to benefit from the global rollout of the product. US sales of Nucala grew 53% AER, 61% CER to £234 million.

Sales of Ellipta products were up 26% AER, 31% CER, driven by continued growth in all regions. In the US, sales grew 20% AER, 27% CER, reflecting further market share gains, partly offset by the impact of continued competitive and pricing pressures, particularly for ICS/LABAs. In Europe, sales grew 38% AER, 37% CER, and International sales grew 34% AER, 42% CER. Sales of Trelegy Ellipta, our new once daily closed triple product, contributed £79 million to total Ellipta sales, benefiting from an expanded label in the US.

Relvar/Breo Ellipta sales grew 6% AER, 11% CER, to £756 million, primarily driven by growth in Europe, which was up 23% AER, 22% CER to £182 million, and in International, which was up 27% AER, 33% CER to £179 million. In the US, Breo Ellipta sales declined 6% AER, 1% CER, with volume growth of 32%, reflecting continued market share growth, more than offset by the combined impact of prior period payer rebate adjustments and increased competitive pricing pressures. Anoro Ellipta sales grew 42% AER, 48% CER to £332 million, driven by gains in the US. All Ellipta products, Breo, Anoro, Incruse, Arnuity and Trelegy, continued to grow market share in the US during the nine months.

Sales of New Respiratory products, comprising Ellipta products and Nucala, grew 34% AER, 40% CER to £1,785 million.

Seretide/Advair sales declined 24% AER, 21% CER to £1,775 million. Sales of Advair in the US declined 34% AER, 30% CER (6% volume decline and 24% negative impact of price) primarily reflecting increased competitive pricing pressures. In Europe, Seretide sales were down 19% AER, 20% CER to £449 million (12% volume decline and an 8% price decline). This reflected continued competition from generic products and the transition of the Respiratory portfolio to newer products. In International, sales of Seretide were down 10% AER, 5% CER, to £528 million (5% volume decline and no price impact), with a decline in markets with generic competition partly offset by growth from certain other developing markets.

HIV
HIV sales increased 8% AER, 12% CER to £3,446 million in the nine months, with the US up 7% AER, 13% CER, Europe up 7% AER, 6% CER and International up 14% AER, 21% CER. The growth was driven by increased market share for Triumeq and Tivicay with sales of £1,957 million and £1,187 million, respectively, in the nine months. Juluca was approved in the US in November 2017 and recorded sales of £71 million in the nine months.

This growth was partly offset by the impact of generic competition to Epzicom/Kivexa, particularly in Europe. Sales declined 54% AER, 52% CER to £87 million.

Immuno-inflammation
Sales in the nine months were up 20% AER, 26% CER, primarily driven by Benlysta, which grew 21% AER, 27% CER to £335 million. In the US, Benlysta grew 19% AER, 25% CER to £299 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals were £3,740 million, down 10% AER, 6% CER, with the decline partly mitigated by favourable prior period payer rebate adjustments and some post-divestment inventory sales.

The Avodart franchise was down 9% AER, 6% CER to £423 million, primarily due to the loss of exclusivity in Europe, with the US generic impact now broadly annualised. Coreg franchise sales declined 68% AER, 67% CER to £36 million following a generic Coreg CR entrant to the US market in Q4 2017. Augmentin sales declined 5% AER but grew 1% CER to £424 million with improved demand in Emerging Markets.

Vaccines

	9 months 2018

	£m	Growth £%	Growth CER%

Meningitis	693	1	5
Influenza	330	(12)	(8)
Shingles	563	-	-
Established Vaccines	2,829	(2)	-

	4,415	12	15

US	2,035	36	44
Europe	1,184	(2)	(4)
International	1,196	(4)	-

	4,415	12	15

Vaccines turnover grew 12% AER, 15% CER to £4,415 million, primarily driven by growth in sales of Shingrix, Hepatitis vaccines, which benefited from a competitor supply shortage, the launch of Cervarix in China and market growth for Bexsero. This was partly offset by lower Synflorix sales, reflecting lower pricing and demand in Emerging Markets, and lower sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) due to increased competitive pressures, particularly in Europe, and unfavourable year-on-year CDC stockpile movements in the US.

Meningitis
Meningitis sales grew 1% AER, 5% CER to £693 million. Bexsero sales were up 7% AER, 12% CER driven by demand and share gains in the US, together with continued growth in private market sales in International, partly offset by the completion of vaccination of catch-up cohorts in certain markets in Europe. Menveo sales fell 10% AER, 5% CER, primarily reflecting a strong comparator performance and supply constraints in Europe and International, partly offset by demand and share gains in the US.

Influenza
Fluarix/FluLaval sales declined 12% AER, 8% CER to £330 million, driven by increased price competition in the US, partly offset by stronger sales in Europe.

Shingles
Shingrix recorded sales of £563 million in the first nine months in the US and Canada, driven by demand and share gains. US sales benefited from market growth in new patient populations now covered by immunisation recommendations.

Established Vaccines
Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) were down 12% AER, 9% CER. Boostrix sales declined 11% AER, 8% CER to £378 million, primarily driven by lower demand in International and the return to the market of a competitor in Europe. Infanrix, Pediarix sales were down 12% AER, 9% CER to £515 million, reflecting increased competitive pressures in Europe and the US as well as unfavourable year-on-year CDC stockpile movements in the US, partly offset by stronger demand in International.

Hepatitis vaccines grew 16% AER, 20% CER to £618 million, benefiting from a competitor supply shortage and stronger demand in the US and Europe, partly offset by unfavourable CDC stockpile movements in the US.

Rotarix sales were down 3% AER and flat at CER to £387 million.

Synflorix sales declined 20% AER and 20% CER to £318 million, primarily impacted by lower pricing and demand in Emerging Markets.

Cervarix sales increased 71% AER, 74% CER to £123 million, primarily driven by its recent launch in China.

Consumer Healthcare

	9 months 2018

	£m	Growth £%	Growth CER%

Wellness	2,935	(2)	2
Oral health	1,873	-	5
Nutrition	489	(5)	2
Skin health	453	(3)	-

	5,750	(2)	2

US	1,339	(3)	2
Europe	1,797	-	-
International	2,614	(3)	5

	5,750	(2)	2

Consumer Healthcare sales in the nine months declined 2% AER but grew 2% CER to £5,750 million, with continued broad-based growth in Oral health partly offset by a decline in Panadol and lower sales of tail brands.

The aggregate impact from generic competition on Transderm Scop in the US, the divestment of a number of tail brands, including Horlicks and MaxiNutrition in the UK, and implementation of the Goods & Service Tax (GST) in India on overall growth was around one percentage point.

Wellness
Wellness sales declined 2% AER but grew 2% CER to £2,935 million. Voltaren grew in mid-single digits due to new launches while Theraflu growth was supported by a strong cold and flu season earlier in the year. Panadol delivered a weaker performance as a result of the change in the route-to-market model in South-East Asia and the discontinuation of slow-release Panadol products in the Nordic countries.

Oral health
Oral health sales were flat at AER but grew 5% CER to £1,873 million, as Sensodyne delivered high single-digit growth in the US and a number of International markets, driven by Sensodyne Rapid, partly offset by destocking in China. Denture care grew in high single digits through a strong Poligrip performance in the US and the launch of Corega Max in Russia.

Nutrition
Nutrition sales declined 5% AER but grew 2% CER to £489 million. The Nutrition business in India performed strongly across the product portfolio, benefiting from new innovations including Horlicks Protein+ which was launched earlier in the year. The impact of divestments and India GST implementation on Nutrition growth was approximately nine percentage points.

Skin health
Skin health sales were down 3% AER but flat at CER at £453 million, with high single-digit growth in Fenistil offset by a decline in tail brands.

Financial performance – Q3 2018

Total results

The Total results for the Group are set out below.

	Q3 2018 £m	Q3 2017 £m	Growth £%	Growth CER%

Turnover	8,092	7,843	3	6

Cost of sales	(2,636)	(2,652)	(1)	-

Gross profit	5,456	5,191	5	8

Selling, general and administration	(2,527)	(2,308)	9	12
Research and development	(988)	(1,047)	(6)	(5)
Royalty income	94	107	(12)	(13)
Other operating income/(expense)	(125)	(66)

Operating profit	1,910	1,877	2	7

Finance income	10	13
Finance expense	(233)	(194)
Profit on disposal of associates	3	8
Share of after tax profits of associates and joint ventures	15	7

Profit before taxation	1,705	1,711	-	5

Taxation	(193)	(316)
Tax rate %	11.3%	18.5%

Profit after taxation	1,512	1,395	8	14

Profit attributable to non-controlling interests	94	183
Profit attributable to shareholders	1,418	1,212

	1,512	1,395	8	14

Earnings per share	28.8p	24.8p	16	23

Cost of sales
Cost of sales as a percentage of turnover was 32.6%, down 1.2 percentage points at AER and 1.7 percentage points in CER terms compared with Q3 2017. This primarily reflected the phasing of costs of manufacturing restructuring programmes, as well as the comparison with a number of non-cash write downs in Q3 2017 as a result of plant closures, together with a more favourable product mix in all three businesses, particularly the impact of higher Vaccines and HIV sales, and a further contribution from integration and restructuring savings in all three businesses. This was partly offset by continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory and Established Vaccines, inventory adjustments and increased input costs.

Selling, general and administration
SG&A costs as a percentage of turnover were 31.2%, 1.8 percentage points higher than in Q3 2017 at AER and 1.9 percentage points higher on a CER basis. This reflected a 12% increase, at CER, in SG&A costs compared with Q3 2017 due to increased restructuring costs mainly in the Pharmaceuticals business as well as increased investment in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV and targeted priority markets, partly offset by tight control of ongoing costs, particularly in non-promotional and back office spending across all three businesses.

Research and development
R&D expenditure was £988 million (12.2% of turnover), down 6% AER, 5% CER, primarily reflecting lower restructuring costs, particularly in comparison to the charges in Q3 2017 related to the termination of rights to sirukumab and the benefits of the re-prioritisation of the R&D portfolio. This was partly offset by increased investment in the progression of a number of mid and late-stage programmes, particularly in Oncology and provision for the costs payable to a third party relating to the expected use of a Priority Review Voucher.

Royalty income
Royalty income was £94 million (Q3 2017: £107 million), down 12% AER, 13% CER, primarily reflecting the patent expiry of Cialis.

Other operating income/(expense)
Net other operating expense of £125 million (Q3 2017: £66 million) reflected £248 million (Q3 2017: £19 million) of accounting charges arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. The largest element was a re-measurement of £214 million for the contingent consideration liability due to Shionogi, primarily arising from changes in exchange rate assumptions. This was partly offset by the profit on a number of asset disposals, including tapinarof.

Operating profit
Total operating profit was £1,910 million in Q3 2018 compared with an operating profit of £1,877 million in Q3 2017. The increase in operating profit primarily reflected the benefit from sales growth in all three businesses, a more favourable mix and continued tight control of ongoing costs across all three businesses, as well as profit on a number of asset disposals, including tapinarof. This was partly offset by the increased impact of accounting charges related to re-measurement of the liabilities for contingent consideration, put options and preferential dividends, as well as increased restructuring costs, compared with Q3 2017. Operating profit was also impacted by continuing price pressure, particularly in Respiratory, supply chain investments, increased R&D investment including a provision for the costs expected to be payable to a third party relating to the future use of a Priority Review Voucher, investments in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV, and a reduction in royalty income.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in the quarter amounted to £213 million (Q3 2017: £189 million). This included cash payments made to Shionogi of £208 million (Q3 2017: £186 million).

Net finance costs
Net finance expense was £223 million compared with £181 million in Q3 2017. The increase primarily reflected higher debt following the acquisition from Novartis of its stake in the Consumer Healthcare Joint Venture in June 2018 as well as additional interest on a historic tax settlement.

Taxation
The charge of £193 million represented an effective tax rate of 11.3% (Q3 2017: 18.5%) and reflected the differing tax effects of the various adjusting items, including the reassessment of estimates of uncertain tax positions following the settlement of a number of open issues with tax authorities in key jurisdictions.

Non-controlling interests
The allocation of earnings to non-controlling interests amounted to £94 million (Q3 2017: £183 million). The reduction in allocation was primarily due to the ending of allocations of Consumer Healthcare profits (Q3 2017: £77 million) following the buyout of Novartis’ interest in Q2 2018, and a lower allocation of ViiV Healthcare profits of £78 million (Q3 2017: £100 million), including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the quarter and higher remeasurement charges. This was partly offset by an increased allocation due to higher net profits in some of the Group’s other entities with non-controlling interests.

Earnings per share
Total earnings per share was 28.8p, compared with 24.8p in Q3 2017. The increase in earnings per share primarily reflected increased profit on disposals as well as an improved trading performance, reduced non-controlling interest allocation of Consumer Healthcare profits and a reduced tax rate. This was partly offset by the impact of charges arising from increases in the valuation of the liabilities for contingent consideration, put options and preferential dividends.

Adjusting items
GSK presents Total results and Adjusted results in order to assist shareholders in better understanding the Group’s operational performance. Adjusted results, which is a non-IFRS measure, may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS.

Total results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. As a result, GSK also reports Adjusted results. GSK believes that Adjusted results allow the key trends and factors driving the Group’s performance to be more easily and clearly identified by shareholders. This approach also aligns Group’s results with the majority of its peer companies and how they report earnings.

Adjusted results exclude the following items from Total results: amortisation and impairments of intangible assets and goodwill; major restructuring costs (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including those integration costs following material acquisitions; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; transaction-related accounting adjustments for significant acquisitions, and other items, including; disposals of associates, products and businesses and other operating income other than royalty income, together with the tax effects of all of these items and the impact of the enactment of the US Tax Cuts and Jobs Act in 2017. Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within Total and Adjusted results.

The adjusting items that reconcile Total operating profit, profit after tax and earnings per share to Adjusted results are as follows:

	Q3 2018			Q3 2017

	Operating profit £m	Profit after tax £m	Earnings per share p	Operating profit £m	(Loss)/ profit after tax £m	Earnings per share p

Total results	1,910	1,512	28.8	1,877	1,395	24.8

Intangible asset amortisation	143	114	2.3	149	116	2.4
Intangible asset impairment	49	43	0.9	82	67	1.4
Major restructuring costs	283	216	4.4	266	207	4.2
Transaction-related items	247	223	3.6	40	12	(0.7)
Divestments, significant legal and other items	(108)	(220)	(4.5)	54	19	0.4

Adjusting items	614	376	6.7	591	421	7.7

Adjusted results	2,524	1,888	35.5	2,468	1,816	32.5

Full reconciliations between Total results and Adjusted results are set out on pages 58 to 61 and the definition of Adjusted results is set out on page 37.

Intangible asset amortisation and impairment
Intangible asset amortisation was £143 million, compared with £149 million in Q3 2017. There were also intangible asset impairments of £49 million (Q3 2017: £82 million) reflecting a number of impairments to commercial and R&D assets. Both of these charges were non-cash items.

Major restructuring and integration
Major restructuring costs related to specific Board approved Major restructuring programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million, including integration costs following material acquisitions, are excluded from Adjusted results. Other ordinary course smaller scale restructuring costs are retained within Total and Adjusted results.

The Board approved a new major restructuring programme in July 2018, which is designed to significantly improve the competitiveness and efficiency of the Group’s cost base with savings delivered primarily through supply chain optimisation and reductions in administrative costs.

Total Major restructuring and integration charges incurred in the quarter were £283 million (Q3 2017: £266 million). These included £155 million under the existing combined integration programme (Q3 2017: £266 million) and £128 million relating to the 2018 major restructuring programme. Total non-cash charges were £19 million (Q3 2017: £77 million) all arising under the existing combined integration programme and primarily relating to the write-down of assets largely as a result of announced plans to reduce the manufacturing network. Total cash charges were £264 million, including £136 million under the existing combined programme (Q3 2017: £189 million) relating to restructuring in the Europe and International Pharmaceuticals commercial operations as well as some manufacturing sites, and £128 million under the 2018 major restructuring programme, primarily relating to restructuring in the US Pharmaceuticals commercial operation. Cash payments made in the quarter were £140 million (Q3 2017: £117 million) including the settlement of certain charges accrued in previous quarters. The existing combined programme delivered incremental annual cost savings in the quarter of less than £0.1 billion.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £247 million (Q3 2017: £40 million). This primarily reflected £248 million of accounting charges for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q3 2018 £m	Q3 2017 £m

Consumer Healthcare Joint Venture put option	-	(28)
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	214	59
ViiV Healthcare put options and Pfizer preferential dividends	(20)	(38)
Contingent consideration on former Novartis Vaccines business	54	26
Other adjustments	(1)	21

Total transaction-related charges	247	40

The £214 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare Joint Venture represented £101 million arising primarily from updated exchange rate assumptions, together with a £113 million unwind of the discount. A credit of £21 million relating to a decrease in the put option liability to Pfizer reflected revised exchange rate assumptions on forecasts as well as adjustments to pipeline forecasts.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in the quarter amounted to £213 million (Q3 2017: £189 million). This included cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) which amounted to £208 million (Q3 2017: £186 million).

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 56.

Divestments, significant legal charges and other items
Divestments and other items included the profit on a number of asset disposals, including tapinarof, equity investment impairments and certain other adjusting items. A charge of £12 million (Q3 2017: £1 million credit) for significant legal matters included the benefit of the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £12 million (Q3 2017: £137 million).

Adjusted results
GSK uses Adjusted results, which is a non-IFRS measure, to report the performance of the Group as it believes that it allows the key trends and factors in the Group’s performance to be more easily and clearly identified. Non-IFRS measures may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS.

	Q3 2018

	£m	% of turnover	Growth £%	Growth CER%

Turnover	8,092	100	3	6

Cost of sales	(2,388)	(29.5)	4	5
Selling, general and administration	(2,313)	(28.6)	1	4
Research and development	(961)	(11.9)	7	8
Royalty income	94	1.2	(12)	(13)

Adjusted operating profit	2,524	31.2	2	6

Adjusted profit before tax	2,318		1	5
Adjusted profit after tax	1,888		4	8
Adjusted profit attributable to shareholders	1,747		10	15

Adjusted earnings per share	35.5p		10	14

Operating profit by business	Q3 2018

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	2,028	48.0	(3)	(1)
Pharmaceuticals R&D*	(667)		2	3

Total Pharmaceuticals	1,361	32.2	(5)	(2)
Vaccines	827	43.0	18	26
Consumer Healthcare	429	22.0	9	16

	2,617	32.3	4	8
Corporate & other unallocated costs	(93)		94	>100

Adjusted operating profit	2,524	31.2	2	6

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the President, Pharmaceuticals R&D. It excludes ViiV Healthcare operating profit, which is reported within the Pharmaceuticals segment. A more detailed breakdown of R&D expenses is set out on page 33.

Operating profit
Adjusted operating profit was £2,524 million, 2% higher than Q3 2017 at AER and 6% higher at CER on a turnover increase of 6% CER. The Adjusted operating margin of 31.2% was 0.3 percentage points lower at AER but 0.2 percentage points higher on a CER basis than in Q3 2017. This primarily reflected the benefit from sales growth in all three businesses, a more favourable mix and continued tight control of ongoing costs across all three businesses. This was partly offset by continuing price pressure, particularly in Respiratory, supply chain investments, increased R&D investment including the provision for costs expected to be payable to a third party relating to the future use of a Priority Review Voucher, investments in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV, as well as a reduction in royalty income.

Cost of sales
Cost of sales as a percentage of turnover was 29.5%, up 0.1 percentage points at AER, but down 0.3 percentage points at CER compared with Q3 2017. This primarily reflected a more favourable product mix in all three businesses, particularly the impact of higher Vaccines and HIV sales, and a further contribution from integration and restructuring savings in all three businesses. This was partly offset by continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory and Established Vaccines, inventory adjustments and increased input costs.

Selling, general and administration
SG&A costs as a percentage of turnover were 28.6%, 0.5 percentage points lower at AER than in Q3 2017 and 0.5 percentage points lower on a CER basis. The 1% AER, 4% CER increase in SG&A costs primarily reflected increased investment in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV and targeted priority markets partly offset by tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Research and development
R&D expenditure was £961 million (11.9% of turnover), 7% AER, 8% CER higher than Q3 2017, primarily reflecting increased investment in the progression of a number of mid and late-stage programmes, particularly in Oncology as well as the provision for costs expected to be payable to a third party relating to the future use of a Priority Review Voucher partly offset by the benefits of the re-prioritisation of the R&D portfolio.

Royalty income
Royalty income was £94 million (Q3 2017: £107 million), a reduction of 12% AER, 13% CER, primarily reflecting the patent expiry of Cialis.

Operating profit by business
Pharmaceuticals operating profit was £1,361 million, down 5% AER, 2% CER on a turnover increase of 3% CER. The operating margin of 32.2% was 1.8 percentage points lower at AER than in Q3 2017 and 1.6 percentage points lower on a CER basis. This primarily reflected increased R&D investment including the costs payable to a third party relating to the future use of a Priority Review Voucher awarded in Q3 2018, investment in new product support and targeted priority markets, as well as the continued impact of lower prices, particularly in Respiratory, and the reduction in royalty income, partly offset by a more favourable product mix, primarily driven by the growth in HIV sales.

Vaccines operating profit was £827 million, 18% higher than Q3 2017 at AER and 26% higher at CER on a turnover increase of 17% CER. The operating margin of 43.0% was 1.7 percentage points higher than in Q3 2017 at AER and 3.2 percentage points higher on a CER basis. This was primarily driven by enhanced operating leverage from strong sales growth, improved product mix and higher royalty income, partly offset by inventory adjustments and increased SG&A resources to support new launches and business growth.

Consumer Healthcare operating profit was £429 million, up 9% AER, 16% CER, on a turnover increase of 3% CER. The operating margin of 22.0% was 2.0 percentage points higher than in Q3 2017 at AER, and 2.5 percentage points higher on a CER basis. This primarily reflected continued manufacturing restructuring and integration benefits and improved product mix as well as tight control of promotional and other operating expenses compared with Q3 2017.

Net finance costs
Net finance expense was £221 million compared with £177 million in Q3 2017. The increase primarily reflected higher debt following the acquisition from Novartis of its stake in the Consumer Healthcare Joint Venture in June 2018 as well as additional interest of £23 million on a historic tax settlement.

Taxation
Tax on Adjusted profit amounted to £430 million and represented an effective Adjusted tax rate of 18.6% (Q3 2017: 21.0%). See ‘Taxation’ on page 51 for further details.

Non-controlling interests
The allocation of Adjusted earnings to non-controlling interests amounted to £141 million (Q3 2017: £228 million). The reduction in allocation was primarily due to the ending of non-controlling interest allocations of Consumer Healthcare profits (Q3 2017: £105 million) following the buyout of Novartis’ interest in Q2 2018. This was partly offset by increases in the allocation of ViiV Healthcare profits of £125 million (Q3 2017: £117 million), including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the quarter, as well as increases in the allocation to non-controlling interests due to higher net profits in some of the Group’s other entities with non-controlling interests.

Earnings per share
Adjusted EPS of 35.5p was up 10% AER, 14% CER, compared with a 6% CER increase in Adjusted operating profit, primarily as a result of the reduced non-controlling interest allocation of Consumer Healthcare profits and a reduced Adjusted tax rate.

Currency impact on Q3 2018 results
The Q3 2018 results are based on average exchange rates, principally £1/$1.31, £1/€1.11 and £1/Yen 146. Comparative exchange rates are given on page 52. The period-end exchange rates were £1/$1.30, £1/€1.12 and £1/Yen 148.

In the quarter, turnover increased 3% AER, 6% CER. Total EPS was 28.8p compared with 24.8p in Q3 2017 and Adjusted EPS was 35.5p compared with 32.5p in Q3 2017, up 10% AER, 14% CER. The negative currency impact primarily reflected the strength of Sterling, particularly against the US Dollar and Emerging Market currencies, relative to Q3 2017. Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the negative currency impact of four percentage points on Adjusted EPS.

Financial performance – nine months 2018

Total results

The Total results for the Group are set out below.

	9 months 2018 £m	9 months 2017 £m	Growth £%	Growth CER%

Turnover	22,624	22,547	-	4

Cost of sales	(7,337)	(7,784)	(6)	(4)

Gross profit	15,287	14,763	4	9

Selling, general and administration	(7,295)	(7,139)	2	6
Research and development	(2,817)	(3,267)	(14)	(11)
Royalty income	220	287	(23)	(23)
Other operating income/(expense)	(1,466)	(1,069)

Operating profit	3,929	3,575	10	22

Finance income	57	49
Finance expense	(589)	(580)
Profit on disposal of associates	3	28
Share of after tax profits of associates and joint ventures	26	11

Profit before taxation	3,426	3,083	11	25

Taxation	(680)	(551)
Tax rate %	19.8%	17.9%

Profit after taxation	2,746	2,532	8	22

Profit attributable to non-controlling interests	338	454
Profit attributable to shareholders	2,408	2,078

	2,746	2,532	8	22

Earnings per share	49.0p	42.5p	15	30

Cost of sales
Cost of sales as a percentage of turnover was 32.4%, down 2.1 percentage points at AER and 2.8 percentage points in CER terms compared with 2017. This primarily reflected a favourable comparison with £363 million of non-cash write-downs of assets in 2017 related to the decision to withdraw Tanzeum progressively. The nine months also benefited from a more favourable product mix in all three businesses, particularly the impact of higher HIV sales and the launch of Shingrix, together with a further contribution from integration and restructuring savings. This was partly offset by an adverse comparison with the benefit of a settlement for lost third party supply volume in 2017 in Vaccines, as well as continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory and Established Vaccines, and increased input costs.

Selling, general and administration
SG&A costs as a percentage of turnover were 32.2%, 0.5 percentage points higher than in 2017 at AER and 0.5 percentage points higher on a CER basis. This reflected a 6% increase, at CER, in SG&A costs compared with 2017 primarily due to increased restructuring and integration costs, as well as increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines, partly offset by tight control of ongoing costs, particularly in non-promotional and back office spending across all three businesses.

Research and development
R&D expenditure was £2,817 million (12.5% of turnover), 14% AER, 11% CER lower than in 2017. This reflected a favourable comparison with the impact of the Priority Review Voucher in 2017, as well as reduced restructuring costs primarily due to the comparison with the provision for obligations as a result of the decision to withdraw Tanzeum progressively in Q3 2017 and the benefit of the R&D prioritisation initiatives started in the second half of last year. This was partly offset by increased investment in the progression of a number of mid and late-stage programmes, particularly in Oncology, as well as provisions for the costs payable to a third party relating to the expected use of a Priority Review Voucher awarded in 2018.

Royalty income
Royalty income was £220 million (2017: £287 million), down 23% AER and CER, the reduction primarily reflecting the patent expiry of Cialis.

Other operating income/(expense)
Net other operating expense of £1,466 million (2017: £1,069 million) primarily reflected £1,617 million (2017: £1,299 million) of accounting charges arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business, the value attributable to the Consumer Healthcare Joint Venture put option previously held by Novartis and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. This was partly offset by the profit on a number of asset disposals, including tapinarof.

The accounting charges were driven primarily by a £927 million re-measurement of the contingent consideration liability due to Shionogi, primarily related to changes in exchange rate assumptions and sales forecasts following the GEMINI study completed in Q2 2018. In addition, a net charge of £658 million reflected the re-measurement of the valuation of the Consumer Healthcare put option, together with movements in exchange rates largely offset by gains on hedging contracts.

Operating profit
Total operating profit was £3,929 million in the nine months compared with £3,575 million in 2017. The increase in operating profit primarily reflected reduced restructuring costs and asset impairments in comparison with the non-cash charges in 2017 relating to the progressive withdrawal of Tanzeum. In addition, there was a contribution from sales growth on a CER basis in all three businesses, a more favourable mix, benefits from prioritisation of R&D expenditure and comparison with the impact of the Priority Review Voucher utilised and expensed in 2017 and continued tight control of ongoing costs. This was partly offset by continuing price pressure, particularly in Respiratory, supply chain investments, the comparison with the benefit in Q2 2017 of a settlement for lost third party supply volume in Vaccines and investments in new product support, particularly for launches in Respiratory, HIV and Vaccines, as well as a reduction in royalty income.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in the nine months amounted to £915 million (2017: £492 million). This included a cash milestone paid to Novartis of $450 million (£317 million) as well as cash payments made to Shionogi of £584 million (2017: £485 million).

Net finance costs
Net finance expense was £532 million compared with £531 million in 2017. This reflected higher debt following the acquisition from Novartis of its stake in the Consumer Healthcare Joint Venture in June 2018 as well as additional interest on a historic tax settlement in Q3 2018, offset by the benefit of a one-off accounting adjustment to the amortisation of long term bond interest charges of £20 million in Q1 2018, the maturity of older bonds refinanced at lower interest rates as well as the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
The charge of £680 million represented an effective tax rate of 19.8% (2017: 17.9%) and reflected the differing tax effects of the various adjusting items.

Non-controlling interests
The allocation of earnings to non-controlling interests amounted to £338 million (2017: £454 million). The reduction in allocation was primarily due to the ending of further non-controlling interest allocation of Consumer Healthcare profits of £117 million (2017: £197 million) after 3 May 2018 when the buyout of Novartis’ interest became unconditional, as well as a lower allocation of ViiV Healthcare profits of £175 million (Q3 2017: £226 million), including the impact of the impact of re-measurement charges and changes in the proportions of preferential dividends due to each shareholder. This was partly offset by an increased allocation to non-controlling interests due to higher net profits in some of the Group’s other entities with non-controlling interests.

Earnings per share
Total earnings per share was 49.0p, compared with 42.5p in 2017. The increase in earnings per share primarily reflected an increase in Adjusted operating profit, reduced restructuring costs and asset impairments in comparison with the non-cash charges in 2017 relating to the progressive withdrawal of Tanzeum and a reduced non-controlling interest allocation of Consumer Healthcare profits. This was partly offset by the impact of charges arising from increases in the valuation of the liabilities for contingent consideration, put options and preferential dividends.

Adjusting items
GSK presents Total results and Adjusted results in order to assist shareholders in better understanding the Group’s operational performance. Adjusted results, which is a non-IFRS measure, may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS.

Total results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. GSK therefore also reports Adjusted results to help shareholders identify and assess more clearly the Group’s performance. This approach also aligns the presentation of the Group’s results more closely with the majority of GSK’s peer group.

Adjusted results exclude the following items from Total results: amortisation and impairments of intangible assets and goodwill; major restructuring costs (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions; significant legal charges and expenses; transaction-related accounting adjustments; disposals and other operating income other than royalty income, together with the tax effects of all of these items and the impact of the implementation of the US Tax Cuts and Jobs Act in 2017. Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within the Adjusted results.

The adjusting items that reconcile Total operating profit, profit after tax and earnings per share to Adjusted results are as follows:

	9 months 2018			9 months 2017

	Operating profit £m	Profit after tax £m	Earnings per share p	Operating profit £m	Profit after tax £m	Earnings per share p

Total results	3,929	2,746	49.0	3,575	2,532	42.5

Intangible asset amortisation	430	345	7.0	444	344	7.1
Intangible asset impairment	104	89	1.8	421	296	6.1
Major restructuring costs	506	386	7.9	872	626	12.8
Transaction-related items	1,706	1,505	26.6	1,358	1,206	21.7
Divestments, significant legal and other items	(126)	(201)	(4.0)	(140)	(271)	(5.6)

Adjusting items	2,620	2,124	39.3	2,955	2,201	42.1

Adjusted results	6,549	4,870	88.3	6,530	4,733	84.6

Full reconciliations between Total results and Adjusted results are set out on pages 58 to 61 and the definition of Adjusted results is set out on page 37.

Intangible asset amortisation and impairment
Intangible asset amortisation was £430 million, compared with £444 million in 2017. There were also lower intangible asset impairments of £104 million (2017: £421 million) related to commercial and Pharmaceuticals R&D development assets, reflecting a favourable comparison with 2017 which included an impairment related to the progressive withdrawal of Tanzeum and a number of other impairments to commercial assets. Both of these charges were non-cash items.

Major restructuring and integration
Major restructuring costs related to specific Board approved Major restructuring programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million, including integration costs following material acquisitions, are excluded from Adjusted results. Other ordinary course smaller scale restructuring costs are retained within Total and Adjusted results.

The Board approved in July 2018 a new major restructuring programme, which is designed to significantly improve the competitiveness and efficiency of the Group’s cost base with savings delivered primarily through supply chain optimisation and reductions in administrative costs.

Total Major restructuring and integration charges incurred in the nine months were £506 million (2017: £872 million). These included £378 million under the existing combined integration programme and £128 million relating to the 2018 major restructuring programme. Total non-cash charges were £100 million (2017: £375 million) all under the existing combined integration programme primarily relating to write down of assets in manufacturing sites. Total cash charges were £406 million (2017: £497 million), including £278 million under the existing combined programme, primarily relating to restructuring in Europe and International Pharmaceuticals commercial operations, as well as some manufacturing sites and £128 million under the new 2018 programme, primarily relating to restructuring in the US Pharmaceuticals commercial operation. Cash payments made in the nine months were £353 million (2017: £449 million) including the settlement of certain charges accrued in previous quarters. The programmes delivered incremental annual cost savings in the nine months of £0.2 billion.

Charges for the existing combined restructuring and integration programme to date are £5.1 billion, of which cash charges were £3.7 billion. Cash payments of £3.5 billion have been made to date. Non-cash charges were £1.4 billion.

Estimated charges for 2018 under the existing combined restructuring and integration programme are £0.5 billion, with cash charges of around £0.3 billion and non-cash charges of around £0.2 billion.

Total cash charges for the combined restructuring and integration programme are now expected to be approximately £4.1 billion with non-cash charges up to £1.6 billion. The programme has now delivered approximately £3.9 billion of annual savings, including a currency benefit of £0.4 billion. The programme is now expected to deliver by 2020 total annual savings of £4.0 billion on a constant currency basis, together with an estimated benefit of £0.4 billion from currency on the basis of September 2018 average exchange rates.

The 2018 programme is expected to cost £1.7 billion over the period to 2021, with cash costs of £0.8 billion and non-cash costs of £0.9 billion, and is expected to deliver annual savings of around £400 million by 2021 (at 2018 rates). These savings will be fully re-invested in the Group to help fund targeted increases in R&D and commercial support of new products.

Estimated charges under the new programme for 2018 are £0.4 billion, with cash charges of around £0.3 billion and non-cash charges of around £0.1 billion.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £1,706 million (2017: £1,358 million). This primarily reflected £1,617 million of accounting charges for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business, the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	9 months 2018 £m	9 months 2017 £m

Consumer Healthcare Joint Venture put option	658	823
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	927	405
ViiV Healthcare put options and Pfizer preferential dividends	(18)	(86)
Contingent consideration on former Novartis Vaccines business	50	157
Other adjustments	89	59

Total transaction-related charges	1,706	1,358

A net charge of £658 million relating to the Consumer Healthcare Joint Venture represented the re-measurement of the valuation of the Consumer Healthcare put option to the agreed undiscounted valuation of $13 billion (£9.2 billion on signing), together with an increase due to movements in exchange rates, largely offset by gains on hedging contracts.

The £927 million charge taken relating to the contingent consideration for the former Shionogi-ViiV Healthcare Joint Venture represented a £613 million increase in the valuation of the contingent consideration due to Shionogi, primarily as a result of updated exchange rate assumptions and sales forecasts following the GEMINI study completed in Q2 2018, together with a £314 million unwind of the discount.

Other adjustments included a £61 million charge reflecting the release of an indemnity asset relating to the tax treatment of inventory acquired as part of the Novartis Vaccines acquisition, with a corresponding offset in tax.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in the nine months amounted to £915 million (2017: £492 million). This included a cash milestone paid to Novartis of $450 million (£317 million) as well as cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) which amounted to £584 million (2017: £485 million).

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 56.

Divestments, significant legal charges and other items
Divestments and other items included the profit on a number of asset disposals, including tapinarof, equity investment impairments and certain other adjusting items. A charge of £29 million (2017: £60 million) for significant legal matters included the benefit of the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £24 million (2017: £184 million).

Adjusted results
GSK uses Adjusted results, which is a non-IFRS measure, to report the performance of the Group, as it believes that it allows the key trends and factors in the Group’s performance to be more easily and clearly identified. Non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

	9 months 2018

	£m	% of turnover	Growth £%	Growth CER%

Turnover	22,624	100	-	4

Cost of sales	(6,646)	(29.4)	2	4
Selling, general and administration	(6,933)	(30.6)	-	4
Research and development	(2,716)	(12.0)	(5)	(3)
Royalty income	220	0.9	(23)	(23)

Adjusted operating profit	6,549	28.9	-	7

Adjusted profit before tax	6,050		1	8
Adjusted profit after tax	4,870		3	10
Adjusted profit attributable to shareholders	4,335		5	13

Adjusted earnings per share	88.3p		4	12

Operating profit by business	9 months 2018

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	6,080	48.8	(4)	-
Pharmaceuticals R&D*	(1,898)		(6)	(3)

Total Pharmaceuticals	4,182	33.6	(3)	2
Vaccines	1,523	34.5	8	18
Consumer Healthcare	1,165	20.3	9	15

	6,870	30.4	1	7
Corporate & other unallocated costs	(321)		13	9

Adjusted operating profit	6,549	28.9	-	7

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the President, Pharmaceuticals R&D. It excludes ViiV Healthcare operating profit, which is reported within the Pharmaceuticals segment. A more detailed breakdown of R&D expenses is set out on page 33.

Operating profit
Adjusted operating profit was £6,549 million, flat at AER compared with 2017 but 7% CER higher on a turnover increase of 4%. The Adjusted operating margin of 28.9% was 0.1 percentage points lower at AER than in 2017 but 0.7 percentage points higher on a CER basis. This reflected the benefit from sales growth in all three businesses, a more favourable mix, the benefits of prioritisation of R&D expenditure and the comparison with the impact of the Priority Review Voucher utilised and expensed in 2017 as well as continued tight control of ongoing costs across all three businesses. This was partly offset by continuing price pressure, particularly in Respiratory, supply chain investments, the comparison with the benefit in Q2 2017 of a settlement for lost third party supply volume in Vaccines and investments in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines, as well as a reduction in royalty income.

Cost of sales
Cost of sales as a percentage of turnover was 29.4%, up 0.5 percentage points at AER, but down 0.1 percentage points in CER terms compared with 2017. This primarily reflected a more favourable product mix in all three businesses, particularly the impact of higher HIV sales and the launch of Shingrix, as well as a further contribution from integration and restructuring savings in all three businesses, offset by an adverse comparison with the benefit of a settlement for lost third party supply volume in 2017 in Vaccines, as well as continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, and in Established Vaccines, and increased input costs.

Selling, general and administration
SG&A costs as a percentage of turnover were 30.6%, 0.1 percentage points lower at AER than in 2017 and 0.1 percentage points lower on a CER basis. The 4% CER increase primarily reflected increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines, offset by tight control of ongoing costs, particularly in non-promotional spending across all three businesses.

Research and development
R&D expenditure was £2,716 million (12.0% of turnover), 5% AER, 3% CER lower than 2017, primarily reflecting the comparison with the impact of the Priority Review Voucher in H1 2017, as well as the benefit of the prioritisation initiatives started in the second half of 2017. This was partly offset by increased investment in the progression of a number of mid and late-stage programmes, particularly in Oncology, as well as the provision for costs expected to be payable to a third party relating to the future use of a Priority Review Voucher awarded in 2018.

Royalty income
Royalty income was £220 million (2017: £287 million), primarily reflecting the patent expiry of Cialis.

Operating profit by business
Pharmaceuticals operating profit was £4,182 million, down 3% AER but up 2% CER on a turnover increase of 2% CER. The operating margin of 33.6% was 0.4 percentage points lower at AER than in 2017 but flat on a CER basis. This primarily reflected the favourable comparison with the impact of the Priority Review Voucher in 2017, as well as a more favourable product mix, primarily driven by the growth in HIV sales, as well as benefits of prioritisation within R&D. This was offset by increased investment in new product support, the continued impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio, the cost payable to a third party relating to the future use of a Priority Review Voucher awarded in 2018 as well as a reduction in royalty income.

Vaccines operating profit was £1,523 million, 8% AER, 18% CER higher than in 2017 on a turnover increase of 15% CER. The operating margin of 34.5% was 1.3 percentage points lower at AER than in 2017 but 0.7 percentage points higher on a CER basis. This was primarily driven by an improved product mix including the launch of Shingrix, together with further restructuring and integration benefits. This was partly offset by the comparison with the benefit of a settlement for lost third party supply volume recorded in 2017, increased supply chain costs and increased SG&A resources to support new launches and business growth.

Consumer Healthcare operating profit was £1,165 million, up 9% AER, 15% CER on a turnover increase of 2% CER. The operating margin of 20.3% was 2.0 percentage points higher than in 2017 and 2.3 percentage points higher on a CER basis. This primarily reflected continued manufacturing restructuring and integration benefits, improved product mix as well as continued tight control of promotional and other operating expenses.

Net finance costs
Net finance expense was £525 million compared with £522 million in 2017. The increase reflected higher debt following the acquisition from Novartis of its stake in the Consumer Healthcare Joint Venture in June 2018 as well as additional interest of £23 million on a historic tax settlement in Q3 2018, partly offset by the benefit of a one-off accounting adjustment to the amortisation of long term bond interest charges of £20 million in Q1 2018, the maturity of older bonds refinanced at lower interest rates as well as the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
Tax on Adjusted profit amounted to £1,180 million and represented an effective Adjusted tax rate of 19.5% (2017: 21.4%). See ‘Taxation’ on page 51 for further details.

Non-controlling interests
The allocation of Adjusted earnings to non-controlling interests amounted to £535 million (2017: £601 million). The reduction in allocation of £118 million (2017: £259 million) was primarily due to the ending of non-controlling interest allocation of Consumer Healthcare profits after 3 May 2018 when the buyout of Novartis’ interest became unconditional. This was partly offset by increases in the allocation of ViiV Healthcare profits of £371 million (Q3 2017: £311 million), and the changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products, as well as increases in the allocation to non-controlling interests due to higher net profits in some of the Group’s other entities with non-controlling interests.

Earnings per share
Adjusted EPS of 88.3p was up 4% AER, 12% CER, compared with a 7% CER increase in Adjusted operating profit, primarily as a result of a reduced non-controlling interest allocation of Consumer Healthcare profits and a reduced Adjusted tax rate.

Currency impact on nine months 2018 results
The results for the nine months to September 2018 are based on average exchange rates, principally £1/$1.35, £1/€1.13 and £1/Yen 148. Comparative exchange rates are given on page 52. The period-end exchange rates were £1/$1.30, £1/€1.12 and £1/Yen 148.

In the nine months to September 2018, turnover was flat in AER terms but increased 4% CER. Total EPS was 49.0p compared with EPS of 42.5p in 2017 and Adjusted EPS was 88.3p compared with 84.6p in 2017, up 4% AER, 12% CER. The negative currency impact primarily reflected the strength of Sterling, particularly against the US Dollar, Yen and Emerging Market currencies, relative to 2017. Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the negative currency impact of eight percentage points on Adjusted EPS.

Cash generation and conversion

Cash flow and net debt

	Q3 2018	9 months 2018	9 months 2017 (revised)

Net cash inflow from operating activities (£m)	2,077	4,302	4,049
Free cash flow* (£m)	1,554	2,375	1,668
Free cash flow growth (%)	21%	42%	7%
Free cash flow conversion* (%)	>100%	99%	80%
Net debt** (£m)	23,837	23,837	14,209

*
Free cash flow and free cash flow conversion are defined on page 37.
As announced at Q2 2018, with the introduction of the new R&D strategy, GSK has revised its definition of free cash flow to include proceeds from disposals of intangible assets, as set out on page 55. Comparative figures have been revised accordingly.

**	Net debt is analysed on page 55.

Q3 2018
The net cash inflow from operating activities for the quarter was £2,077 million (Q3 2017: £1,897 million). The increase primarily reflected improved operating profits, the phasing of tax payments and reduced legal settlement costs, partly offset by a negative currency impact on operating profit, and a larger increase in working capital, primarily seasonal and other receivables, compared with Q3 2017 particularly related to the growth in Vaccines sales.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £208 million, of which £185 million was recognised in cash flows from operating activities and £23 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash flow was £1,554 million for the quarter (Q3 2017: £1,282 million). The increase primarily reflected improved operating profits, the phasing of tax payments, reduced legal settlement costs and increased disposals of intangible assets of £142 million primarily relating to the disposal of tapinarof (Q3 2017: £6 million). This was partly offset by a negative currency impact on operating profit and increased working capital primarily reflecting a larger increase in seasonal and other receivables compared with Q3 2017, particularly related to the growth in Vaccines sales.

9 months 2018
The net cash inflow from operating activities for the nine months was £4,302 million (2017: £4,049 million). The increase primarily reflected improved operating profits, reduced legal settlement costs and restructuring payments and favourable timing of payments for returns and rebates, partly offset by a negative currency impact on operating profit and a larger increase in working capital, primarily seasonal and other receivables compared with 2017, particularly related to the growth in Vaccines sales.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the nine months were £584 million, of which £517 million was recognised in cash flows from operating activities and £67 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash flow was £2,375 million for the nine months (2017: £1,668 million). The increase primarily reflected improved operating profits, reduced legal settlement costs and restructuring payments, favourable timing of payments for returns and rebates, lower capital expenditures including a favourable comparison to the impact of the Priority Review Voucher in 2017, increased disposals of intangible assets of £165 million (2017: £24 million), primarily relating to the disposal of tapinarof, as well as reduced dividend payments to non-controlling interests. This was partly offset by a negative currency impact on operating profit, increased contingent consideration payments including the $450 million (£317 million) milestone to Novartis paid in Q1 2018 and increased working capital reflecting a larger increase in seasonal and other receivables compared with 2017 particularly related to growth in Vaccines sales.

Net debt
At 30 September 2018, net debt was £23.8 billion, compared with £13.2 billion at 31 December 2017, comprising gross debt of £27.7 billion and cash and liquid investments of £3.9 billion. Net debt increased due to the £9.3 billion acquisition from Novartis of the remaining stake in the Consumer Healthcare Joint Venture in June 2018, the £0.2 billion acquisition of the investment in 23andMe, £0.6 billion of unfavourable exchange impacts from the translation of non-Sterling denominated debt, and dividends paid to shareholders of £3.0 billion, partly offset by increased free cash flow of £2.4 billion after the milestone payment to Novartis.

At 30 September 2018, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £2.9 billion with loans of £6.6 billion repayable in the subsequent year.

Working capital

	30 September 2018	30 June 2018	31 March 2018	30 December 2017	30 September 2017

Working capital conversion cycle* (days)	230	223	204	191	210
Working capital percentage of turnover (%)	29	26	24	22	25

*	Working capital and working capital conversion cycle are defined on page 37.

The increase of 7 days in Q3 2018 was predominantly due to an increase in receivables reflecting increased seasonal and other sales in Q3, particularly related to the growth in Vaccines sales partly offset by reduced inventory levels.

The increase of 20 days compared with September 2017 primarily reflected the increase in trade receivables as a result of recent sales growth, particularly new launches, and the full year impact of inventory for new product launches. It was also affected by reduced denominator due to lower restructuring and impairment costs in 2018 and an increase due to exchange rates (compared with a reduction impacting September 2017).

Returns to shareholders

Quarterly dividends
The Board has declared a third interim dividend for 2018 of 19 pence per share (Q3 2017: 19 pence per share).

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

The Board intends to maintain the dividend for 2018 at the current level of 80p per share, subject to any material change in the external environment or performance expectations. Over time, as free cash flow strengthens, it intends to build free cash flow cover of the annual dividend to a target range of 1.25-1.50x, before returning the dividend to growth.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 8 January 2019. An annual fee of $0.02 per ADS (or $0.005 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 15 November 2018, with a record date of 16 November 2018 and a payment date of 10 January 2019.

	Paid/ payable	Pence per share	£m

2018
First interim	12 July 2018	19	934
Second interim	11 October 2018	19	934
Third interim	10 January 2019	19	935

2017
First interim	13 July 2017	19	928
Second interim	12 October 2017	19	929
Third interim	11 January 2018	19	929
Fourth interim	12 April 2018	23	1,130

		80	3,916

GSK made no share repurchases during the quarter. The company issued 0.6 million shares under employee share schemes for proceeds of £8 million (Q3 2017: £3 million).

The weighted average number of shares for Q3 2018 was 4,917 million, compared with 4,890 million in Q3 2017.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D. Sales contribution, reduced attrition, cost reduction and time to market are all important drivers of improving our internal rate of return. R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The R&D operations in Pharmaceuticals are broadly split into Discovery activities and Development work, each supported by specific and common infrastructure and other shared services where appropriate. The new R&D strategy has redefined the allocation of costs between Discovery and Development such that Discovery now includes all activities up to and including phase I. Development includes phase II activities onwards (previously phase IIa activities were included within Discovery). In addition, the methodology of allocating projects by phase has been revised. Comparative information has been revised accordingly.

The impact on Q3 2017 was to increase Discovery costs by £24 million and Technology, facilities and functional support costs by £13 million and reduce Development costs by £37 million. The impact on the nine months to September 2017 was to increase Discovery costs by £31 million and Technology, facilities and functional support costs by £27 million and reduce Development costs by £58 million.

	Q3 2018 £m	Q3 2017 (revised) £m	Growth £%	Growth CER%

Discovery	216	245	(11)	(10)
Development	356	302	18	19
Technology, facilities and functional support	151	132	14	14

Pharmaceuticals	723	679	6	8
Vaccines	176	164	7	6
Consumer Healthcare	62	55	13	15

Adjusted R&D	961	898	7	8
Amortisation and impairment of intangible assets	18	74
Major restructuring costs	4	68
Other items	5	7

Total Research and development	988	1,047	(6)	(5)

	9 months 2018 £m	9 months 2017 (revised) £m	Growth £%	Growth CER%

Discovery	617	761	(19)	(16)
Development	978	1,057	(7)	(4)
Technology, facilities and functional support	435	423	3	6

Pharmaceuticals	2,030	2,241	(9)	(6)
Vaccines	509	460	11	11
Consumer Healthcare	177	169	5	8

Adjusted R&D	2,716	2,870	(5)	(3)
Amortisation and impairment of intangible assets	63	121
Major restructuring costs	27	253
Other items	11	23

Total Research and development	2,817	3,267	(14)	(11)

In Q3 2018, Adjusted R&D expenditure increased 7% AER, 8% CER, with Pharmaceuticals up 6% AER, 8% CER primarily reflecting an increased investment in the progression of a number of mid and late stage programmes, particularly in Oncology, as well as the provision for costs expected to be payable to a third party relating to the future use of a Priority Review Voucher. The decline in Discovery primarily reflected the phasing of expenditure on specific programmes, including the transfer of certain Oncology assets into the development phase as well as the benefits of the re-prioritisation of R&D that started in the second half of 2017. The growth in Technology, facilities and functional support costs primarily reflected increased investments in data analytics.

In the nine months to 30 September 2018, Adjusted R&D expenditure declined 5% AER, 3% CER with Pharmaceuticals down 9% AER, 6% CER, primarily reflecting the comparison with the impact of the utilisation of the Priority Review Voucher in 2017 and the benefit of the prioritisation initiatives started in Q3 2017. This was partly offset by increased investment in the progression of a number of mid and late stage programmes, particularly in Oncology, and the provision for costs expected to be payable to a third party relating to the future use of a Priority Review Voucher.

R&D pipeline

Pipeline news flow since Q2 2018:

Respiratory
GSK has led the way in developing innovative medicines to advance the management of asthma and COPD for nearly 50 years. Over the last five years we have launched six innovative medicines responding to continued unmet patient need, despite existing therapies.

Trelegy Ellipta
●
On 21 September, the European Medicines Agency’s Committee for Medicinal Products for Human Use issued a positive opinion supporting the use of Trelegy Ellipta (FF/UMEC/VI) in patients not adequately treated by a long-acting muscarinic receptor antagonist and long-acting b2-agonist. It also referenced the effect on exacerbations based on data from the InforMing the PAthway of COPD Treatment (IMPACT) study.

Anoro and Incruse Ellipta
●
In July, regulatory submissions were made to the US FDA to support potential updates to the relevant sections of the labelling for both Anoro Ellipta (UMEC/VI) and Incruse Ellipta (UMEC). These were primarily based on data from the landmark IMPACT trial which showed the contribution of umeclidinium on reduction in exacerbations (FF/UMEC/VI compared with FF/VI). Similar submissions to regulators in the EU were made in October 2018.

Nucala severe asthma
●
On 30 August, the European Commission approved Nucala (mepolizumab) as an add-on treatment for severe refractory eosinophilic asthma in paediatric patients aged six up to 17 years. As a result of this licence extension, Nucala is now approved for use for severe refractory eosinophilic asthma in both adult and paediatric patients in the 31 European countries covered by the EMA.

●
On 10 September, results from an indirect treatment comparison of the licensed doses of Nucala (mepolizumab), versus benralizumab and reslizumab in patients with severe eosinophilic asthma were published in The Journal of Allergy and Clinical Immunology. The data showed that in patients with similar blood eosinophil counts, mepolizumab significantly reduced clinically significant exacerbations and improved asthma control compared with both benralizumab and reslizumab.

●
In the third quarter, a regulatory filing was submitted in both EU and US for a liquid formulation of Nucala (mepolizumab) to be administered subcutaneously via an autoinjector or a safety syringe device. Updates regarding regulatory actions in 2019 will be provided in due course.

Nucala COPD
●
On 7 September, the US FDA issued a complete response letter (CRL) for the use of Nucala (mepolizumab) as an add-on treatment to inhaled corticosteroid-based maintenance treatment for the reduction of exacerbations in patients with COPD, guided by blood eosinophil counts. The CRL stated that more clinical data are required to support an approval.

Danirixin (GSK1325756)
●
In October, a planned interim analysis of the phase IIb dose-ranging study of danirixin in patients with COPD was undertaken. This interim analysis showed danirixin did not achieve the primary efficacy endpoint and this has changed the understanding of the risk/benefit profile of this asset in COPD. Based on these data GSK has taken the decision to stop development in COPD.

TRPV4 (GSK2798745)
●
In September, data from a planned interim analysis of the ongoing clinical phase II study of the TRPV4 blocker GSK’745 in patients with chronic cough showed it had met the pre-defined criteria for futility. Based on these data, GSK has taken the decision to stop ongoing development of GSK’745 for cough due to lack of efficacy. The phase I programme in acute respiratory distress syndrome is continuing.

TLR7 (GSK2245035)
●
In September 2018, data from a phase II study of GSK’035 in mild asthmatic patients showed it did not meet its pre-determined success criteria. Based on these data, GSK has taken the decision to stop ongoing development of GSK’035 in asthma due to lack of efficacy.

HIV/Infectious diseases
GSK has a long-standing commitment to HIV and infectious diseases – our scientists discovered amoxicillin, the widely used antibiotic, over 40 years ago, and developed the first medicines approved to treat HIV (AZT), HBV (lamivudine), herpes viruses (acyclovir) and influenza (zanamivir). Today, we are investigating new medicines to treat, prevent and possibly, ultimately cure HIV and other infectious diseases. Our scientists are committed to developing medicines that advance HIV care by exploring new treatment paradigms (two-drug regimens), new modalities (long-acting injectables) and new mechanisms of actions (including maturation inhibitors and broadly neutralising antibodies).

Cabotegravir + rilpivirine
●	On 30 October, positive 48-week results for FLAIR, the second global phase III study of long-acting, injectable two-drug regimen for the treatment of HIV were announced.

●
On 29 October, three-year results from LATTE-2, a phase IIb study showing high rates of virus suppression from first long-acting injectable, two-drug HIV regimen were presented at HIV Glasgow Drug Therapy meeting in Scotland.

●	On 15 August, positive headline results from the global, phase III ATLAS study of a long-acting, injectable two-drug regimen for the treatment of HIV were announced.

Dolutegravir + lamivudine
●	On 18 October, a regulatory application was submitted to the US FDA for a single-tablet, two-drug regimen of dolutegravir and lamivudine for treatment of HIV.

●	On 14 September, a regulatory application was submitted to the European Medicines Agency for a single-tablet, two-drug regimen of dolutegravir and lamivudine for treatment of HIV.

Immuno-inflammation
Immuno-inflammatory diseases are relatively common, chronic, debilitating conditions. While diverse in presentation, they are collectively hallmarked by impairment of quality of life and can lead to premature mortality. There is significant unmet need for improved treatment options for immuno-inflammatory diseases.

Benlysta
●	On 23 October, data on Benlysta (belimumab) phase II study (PLUTO) in paediatric patients with childhood-onset systemic lupus erythematosus were presented at American College of Rheumatology (ACR).

●
In September, data from the Benlysta (belimumab) phase IV study (EMBRACE) in adult patients of black race with active, autoantibody-positive, systemic lupus erythematosus who received standard therapy were received in-house. Data to be presented at a future scientific congress.

Anti-GM-CSF antibody (GSK3196165)
●
On 22 October, data from the phase II study (BAROQUE) of anti-GM-CSF antibody (GSK’165) were presented at ACR supporting its efficacy and safety in patients with rheumatoid arthritis. The patient benefit supports further clinical development for RA.

●
On 22 October, data from the phase IIa study of anti-GM-CSF antibody (GSK’165) in patients with inflammatory hand osteoarthritis were presented at ACR. As a result of these data, development of the asset for potential use in treatment of hand osteoarthritis was terminated during the second quarter.

Oncology
Cancer is one of the leading causes of death in the developed world. GSK is focused on delivering transformational therapies for cancer patients that may help to maximise their survival. GSK’s pipeline is focused on immuno-oncology, cell therapy, and epigenetics. Our goal is to achieve a sustainable flow of new treatments for cancer patients based on a diversified portfolio of investigational medicines utilising modalities such as small molecules, antibodies, multi-specific molecules, adjuvants and cells, either alone or in combination.

ICOS agonist (GSK3359609)
●
On 22 October, phase I safety, pharmacokinetic and pharmacodynamic data for GSK’609 (monotherapy and combination with pembrolizumab) were presented at the European Society for Medical Oncology meeting.

BCMA antibody-drug conjugate (GSK2857916)
●
On 12 October, the phase II study of GSK’916 in combination with standard of care in 2nd line multiple myeloma was started; primary results are anticipated in 2020. Interim data from this study will be used to inform the start of two phase III studies in 2nd line multiple myeloma in 2019.

Other pharmaceuticals

Kozenis (tafenoquine)
●	On 12 September, Kozenis (tafenoquine) was approved by the Australian Therapeutic Goods Administration for the radical cure of P. vivax malaria.

Daprodustat (GSK1278863)
●
In October, positive results from the open-label, phase III study in 28 Japanese patients with anaemia associated with chronic kidney disease were presented at Kidney Week/the American Society for Nephrology annual meeting.

●	On 29 October, positive phase III data were announced from the second of three pivotal studies of daprodustat in 271 Japanese patients on dialysis with anaemia associated with chronic kidney disease.

Miridesap (GSK2315698) and dezamizumab (GSK2398852)
●	On 16 October, further development of miridesap and dezamizumab (SAP antagonist) for systemic amyloidosis was terminated due to data that has changed the risk/benefit profile of the dual therapy.

Vaccines
Our Vaccines business is one of the largest in the world with the broadest portfolio of any company. The focus of GSK Vaccines pipeline is to maintain GSK’s meningococcal meningitis market leadership with both licensed and candidate vaccines. In addition, we are pursuing a full RSV portfolio for infants, older adults and maternal immunisation, with different approaches tailored to the specific segments. This portfolio has the potential to deliver a series of first and/or best in class vaccines. In addition, we continue to leverage our unique technology platforms to target new, emerging or remaining medical needs.

Tuberculosis vaccine
●
On 25 September 2018, GSK and Aeras announced that GSK’s M72/AS01 candidate vaccine significantly reduced the incidence of pulmonary tuberculosis disease in HIV-negative adults with latent tuberculosis infection in an ongoing phase IIb clinical trial testing. These primary results were published in the New England Journal of Medicine.

Reporting definitions

GSK uses a number of adjusted, non-IFRS, measures to report the performance of its business. These measures are used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies and may not be directly comparable with similarly described measures used by other companies. Non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Total results
Total reported results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. As a result, GSK also reports Adjusted results, which is a non-IFRS measure.

Adjusted results
GSK believes that Adjusted results allow the key trends and factors driving the Group’s performance to be more easily and clearly identified by shareholders. The definition of Adjusted results, as set out below, also aligns the Group’s results with the majority of its peer companies and how they report earnings.

Adjusted results exclude the following items from Total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including those integration costs following material acquisitions; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, transaction-related accounting adjustments for significant acquisitions, and other items, including disposals of associates, products and businesses and other operating income other than royalty income, together with the tax effects of all of these items and the impact of the enactment of the US Tax Cuts and Jobs Act in 2017. Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within Total and Adjusted results.

As Adjusted results may exclude significant costs, such as those from major restructuring programmes or significant legal charges, they should not be regarded as a complete picture of the Group’s financial performance which is presented in its Total results.

Reconciliations between Total and Adjusted results, as set out on pages 16, 24 and 58 to 61, including detailed breakdowns of the key adjusting items, are provided to shareholders to ensure full visibility and transparency as they assess the Group’s performance.

Free cash flow
With the introduction of the new R&D strategy in Q2 2018, GSK has revised its definition of free cash flow, a non-IFRS measure, to include proceeds from the sale of intangible assets. This balances with the expenditure on purchases of intangible assets, which is deducted in calculating free cash flow, and makes the treatment of intangible assets consistent with property, plant and equipment. Free cash flow is now defined as the net cash inflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net interest, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is set out on page 55.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital
Working capital represents inventory and trade receivables less trade payables.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Outlook, assumptions and cautionary statements

In May 2015, GSK announced that it expected Group sales to grow at CER at a low-to-mid single digits percentage CAGR and Adjusted EPS to grow at CER at a mid-to-high single digits percentage CAGR for the period 2016-2020. These outlooks are based on 2015 exchange rates.

Assumptions related to 2018 guidance and 2016-2020 outlook
In outlining the expectations for 2018 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020 GSK expects further declines in sales of Seretide/Advair. The introduction of a generic alternative to Advair in the US has been factored into the Group’s assessment of its future performance. The Group assumes no premature loss of exclusivity for other key products over the period.

The assumptions for the Group’s revenue and earnings expectations assume no material interruptions to supply of the Group’s products and no material mergers, acquisitions, disposals, litigation costs or share repurchases for the Company; and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the macro-economic and healthcare environment. The 2018 guidance and 2016-2020 outlook have factored in all divestments and product exits since 2015, including the divestment and exit of more than 130 non-core tail brands (£0.5 billion in annual sales) as announced on 26 July 2017.

The Group’s expectations assume successful delivery of the Group’s integration and restructuring plans over the period 2016-2020 including the extension and enhancement to the combined programme announced on 26 July 2017 as well as the new major restructuring plan announced on 25 July 2018. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The expectations are given on a constant currency basis (2016-2020 outlook at 2015 CER). Subject to material changes in the product mix, and following the enactment of US tax reform, the Group’s medium-term effective tax rate is expected to be in the region of 19-20% of Adjusted profits. This incorporates management’s best estimates of the impact of US tax reform on the Group based on the information currently available. As more information on the detailed application of the US Tax Cuts and Jobs Act becomes available, the assumptions underlying these estimates could change with consequent adjustments to the charges taken that could have a material impact on the results of the Group.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions. However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macroeconomic activity, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2017. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Results presentation

A webcast of the quarterly results presentation hosted by Emma Walmsley, GSK CEO, will be held at 2.30pm on 31 October 2018. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Information available on GSK’s website does not form part of, and is not incorporated by reference into, this Results Announcement.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Financial information

Income statements

	Q3 2018 £m	Q3 2017 £m	9 months 2018 £m	9 months 2017 £m

TURNOVER	8,092	7,843	22,624	22,547

Cost of sales	(2,636)	(2,652)	(7,337)	(7,784)

Gross profit	5,456	5,191	15,287	14,763

Selling, general and administration	(2,527)	(2,308)	(7,295)	(7,139)
Research and development	(988)	(1,047)	(2,817)	(3,267)
Royalty income	94	107	220	287
Other operating income/(expense)	(125)	(66)	(1,466)	(1,069)

OPERATING PROFIT	1,910	1,877	3,929	3,575

Finance income	10	13	57	49
Finance expense	(233)	(194)	(589)	(580)
Profit on disposal of associates	3	8	3	28
Share of after tax profits of associates and joint ventures	15	7	26	11

PROFIT BEFORE TAXATION	1,705	1,711	3,426	3,083

Taxation	(193)	(316)	(680)	(551)
Tax rate %	11.3%	18.5%	19.8%	17.9%

PROFIT AFTER TAXATION FOR THE PERIOD	1,512	1,395	2,746	2,532

Profit attributable to non-controlling interests	94	183	338	454
Profit attributable to shareholders	1,418	1,212	2,408	2,078

	1,512	1,395	2,746	2,532

EARNINGS PER SHARE	28.8p	24.8p	49.0p	42.5p

Diluted earnings per share	28.5p	24.6p	48.5p	42.1p

Statement of comprehensive income

	Q3 2018 £m	Q3 2017 £m

Profit for the period	1,512	1,395

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	4	(24)
Fair value movements on equity investments		(38)
Reclassification of fair value movements on equity investments	-	(11)
Deferred tax on fair value movements on equity investments		(11)
Deferred tax reversed on reclassification of equity investments	-	1
Fair value movements on cash flow hedges	3	(3)
Reclassification of cash flow hedges to income statement	1	-

	8	(86)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(11)	(146)
Fair value movements on equity investments	115
Re-measurement gains on defined benefit plans	189	255
Tax on re-measurement gains on defined benefit plans	(35)	(53)

	258	56

Other comprehensive income/(expense) for the period	266	(30)

Total comprehensive income for the period	1,778	1,365

Total comprehensive income for the period attributable to:
Shareholders	1,695	1,328
Non-controlling interests	83	37

	1,778	1,365

Statement of comprehensive income

	9 months 2018 £m	9 months 2017 £m

Profit for the period	2,746	2,532

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(368)	538
Fair value movements on equity investments		15
Reclassification of fair value movements on equity investments	-	(38)
Deferred tax on fair value movements on equity investments		(15)
Deferred tax reversed on reclassification of equity investments	-	10
Fair value movements on cash flow hedges	182	(5)
Reclassification of cash flow hedges to income statement	(164)	2
Deferred tax on fair value movements on cash flow hedges	(24)	(1)
Deferred tax reversed on reclassification of cash flow hedges	20	-

	(354)	506

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(19)	(147)
Fair value movements on equity investments	268
Deferred tax on fair value movements on equity investments	(13)
Re-measurement gains on defined benefit plans	1,103	440
Tax on re-measurement gains on defined benefit plans	(205)	(102)

	1,134	191

Other comprehensive income for the period	780	697

Total comprehensive income for the period	3,526	3,229

Total comprehensive income for the period attributable to:
Shareholders	3,207	2,922
Non-controlling interests	319	307

	3,526	3,229

Pharmaceuticals turnover – three months ended 30 September 2018

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Respiratory	1,666	3	5	846	4	5	351	5	4	469	1	6
Seretide/Advair	619	(17)	(15)	309	(20)	(19)	132	(20)	(20)	178	(7)	(2)

Ellipta products	500	34	35	308	34	36	110	37	36	82	28	33
Anoro Ellipta	115	34	34	77	33	34	24	33	33	14	40	30
Arnuity Ellipta	10	43	43	9	50	50	-	-	-	1	-	-
Incruse Ellipta	75	34	38	51	31	33	18	38	38	6	50	75
Relvar/Breo Ellipta	258	15	16	139	9	11	59	20	20	60	22	24
Trelegy Ellipta	42	-	-	32	-	-	9	-	-	1	-	-

Nucala/Mepolizumab	145	59	62	87	43	44	41	>100	>100	17	70	80
Avamys/Veramyst	60	-	2	-	-	-	15	-	(7)	45	5	9
Flixotide/Flovent	117	(6)	(6)	59	(9)	(11)	19	6	6	39	(7)	(2)
Ventolin	172	8	12	83	26	29	29	(6)	(3)	60	(3)	2
Other	53	(10)	(10)	-	-	-	5	(17)	(33)	48	(8)	(4)

HIV	1,209	11	12	754	11	12	290	2	1	165	27	34
Epzicom/Kivexa	24	(51)	(47)	1	(50)	-	9	(65)	(65)	14	(33)	(29)
Juluca	37	-	-	35	-	-	2	-	-	-	-	-
Selzentry	26	(16)	(13)	14	(18)	(18)	8	(27)	(27)	4	33	67
Tivicay	432	19	21	271	11	12	93	16	15	68	70	85
Triumeq	669	8	9	427	5	6	172	9	8	70	23	26
Other	21	(30)	(37)	6	(54)	(54)	6	(25)	(37)	9	-	(11)

Immuno-inflammation	122	28	29	108	27	28	9	29	29	5	67	67
Benlysta	121	29	31	108	27	29	10	43	29	3	50	100

Established Pharmaceuticals	1,224	(12)	(9)	185	(27)	(26)	301	(7)	(7)	738	(10)	(5)
Dermatology	109	(5)	-	1	(50)	(50)	40	-	-	68	(7)	1
Augmentin	133	(10)	(5)	-	-	-	40	(2)	(2)	93	(13)	(7)
Avodart	144	-	1	3	-	33	59	(11)	(12)	82	9	12
Coreg	9	(76)	(78)	9	(76)	(78)	-	-	-	-	-	-
Eperzan/Tanzeum	3	(85)	(86)	3	(83)	(85)	-	-	-	-	-	-
Imigran/Imitrex	33	(13)	(13)	13	(19)	(19)	13	(19)	(19)	7	17	17
Lamictal	148	(11)	(10)	74	(14)	(13)	30	11	11	44	(19)	(17)
Requip	19	(27)	(23)	-	-	-	6	-	17	13	(28)	(28)
Serevent	19	(17)	(17)	9	(31)	(31)	7	(13)	(12)	3	50	50
Seroxat/Paxil	42	(9)	(4)	-	-	-	9	(10)	-	33	(8)	(6)
Valtrex	32	(6)	(3)	6	(14)	(14)	8	-	-	18	(5)	-
Zeffix	18	(14)	(14)	1	-	-	1	-	-	16	(20)	(20)
Other	515	(10)	(7)	66	(4)	(3)	88	(10)	(13)	361	(11)	(6)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	4,221	1	3	1,893	3	4	951	1	-	1,377	(3)	2
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Pharmaceuticals turnover – nine months ended 30 September 2018

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Respiratory	4,937	(3)	1	2,345	(8)	(3)	1,118	4	3	1,474	-	6
Seretide/Advair	1,775	(24)	(21)	798	(34)	(30)	449	(19)	(20)	528	(10)	(5)

Ellipta products	1,395	26	31	832	20	27	322	38	37	241	34	42
Anoro Ellipta	332	42	48	220	40	48	72	47	45	40	48	56
Arnuity Ellipta	31	35	43	28	27	32	-	-	-	3	>100	>100
Incruse Ellipta	197	41	46	126	35	43	54	50	50	17	55	64
Relvar/Breo Ellipta	756	6	11	395	(6)	(1)	182	23	22	179	27	33
Trelegy Ellipta	79	-	-	63	-	-	14	-	-	2	-	-

Nucala/Mepolizumab	390	75	81	234	53	61	108	>100	>100	48	100	>100
Avamys/Veramyst	227	5	9	-	-	-	57	(3)	(5)	170	9	15
Flixotide/Flovent	429	(1)	4	239	3	9	67	(3)	(3)	123	(8)	(2)
Ventolin	522	(5)	-	242	(10)	(5)	94	(2)	(2)	186	(1)	7
Other	199	(10)	(8)	-	-	-	21	-	(10)	178	(11)	(7)

HIV	3,446	8	12	2,127	7	13	877	7	6	442	14	21
Epzicom/Kivexa	87	(54)	(52)	3	(87)	(83)	33	(66)	(66)	51	(28)	(23)
Juluca	71	-	-	68	-	-	3	-	-	-	-	-
Selzentry	84	(14)	(10)	42	(16)	(10)	26	(19)	(19)	16	-	6
Tivicay	1,187	18	23	755	13	19	273	20	18	159	43	56
Triumeq	1,957	8	12	1,241	3	9	524	19	18	192	19	24
Other	60	(35)	(37)	18	(53)	(55)	18	(28)	(32)	24	(17)	(17)

Immuno-inflammation	336	20	26	299	19	25	26	30	30	11	37	50
Benlysta	335	21	27	299	19	25	27	35	30	9	29	71

Established Pharmaceuticals	3,740	(10)	(6)	563	(25)	(21)	941	(9)	(10)	2,236	(6)	-
Dermatology	320	(6)	(1)	2	-	-	118	(3)	(4)	200	(7)	1
Augmentin	424	(5)	1	-	-	-	132	(3)	(4)	292	(5)	3
Avodart	423	(9)	(6)	9	(25)	(8)	180	(23)	(24)	234	7	12
Coreg	36	(68)	(67)	36	(68)	(67)	-	-	-	-	-	-
Eperzan/Tanzeum	27	(62)	(60)	26	(63)	(60)	1	(60)	(61)	-	-	-
Imigran/Imitrex	101	(23)	(23)	39	(37)	(35)	43	(14)	(14)	19	(5)	(5)
Lamictal	458	(5)	(1)	227	(8)	(3)	83	2	1	148	(4)	1
Requip	62	(24)	(21)	4	(60)	(60)	19	(5)	(5)	39	(25)	(19)
Serevent	60	(17)	(14)	31	(21)	(15)	22	(12)	(12)	7	(13)	(13)
Seroxat/Paxil	124	(9)	(6)	-	-	-	29	-	-	95	(12)	(7)
Valtrex	90	(7)	(3)	14	(12)	(6)	23	-	-	53	(9)	(3)
Zeffix	53	(23)	(22)	1	-	-	4	-	-	48	(25)	(23)
Other	1,562	(6)	(2)	174	(7)	(4)	287	(5)	(7)	1,101	(7)	(1)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	12,459	(2)	2	5,334	(4)	2	2,962	1	(1)	4,163	(2)	4
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Vaccines turnover – three months ended 30 September 2018

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Meningitis	329	10	15	192	34	39	83	(19)	(20)	54	4	21
Bexsero	207	18	24	109	58	64	77	(18)	(19)	21	62	>100
Menveo	102	4	8	83	12	16	4	(33)	(33)	15	(17)	(11)
Other	20	(17)	(17)	-	-	-	2	(33)	(33)	18	(14)	(14)

Influenza	304	(11)	(7)	252	(14)	(10)	33	22	19	19	(17)	(4)
Fluarix, FluLaval	304	(11)	(7)	252	(14)	(10)	33	22	19	19	(17)	(4)

Shingles	286	-	-	276	-	-	1	-	-	9	-	-
Shingrix	286	-	-	276	-	-	1	-	-	9	-	-

Established Vaccines	1,005	(4)	(3)	340	(11)	(9)	285	(5)	(6)	380	4	5
Infanrix, Pediarix	160	(18)	(17)	66	(30)	(30)	61	(24)	(25)	33	50	64
Boostrix	157	(5)	(3)	94	(5)	(3)	43	(2)	(2)	20	(9)	(5)

Hepatitis	213	1	3	124	(6)	(5)	66	25	21	23	(8)	8

Rotarix	152	(3)	(2)	37	9	12	28	12	12	87	(11)	(10)

Synflorix	119	4	4	-	-	-	12	(29)	(29)	107	10	10

Priorix, Priorix Tetra, Varilrix	81	2	5	-	-	-	42	(11)	(12)	39	22	30
Cervarix	55	49	51	-	-	-	3	(62)	(63)	52	79	83
Other	68	(24)	(28)	19	(10)	-	30	11	17	19	(54)	(70)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines	1,924	14	17	1,060	30	34	402	(7)	(8)	462	5	9
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Vaccines turnover – nine months ended 30 September 2018

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Meningitis	693	1	5	324	19	25	258	(15)	(17)	111	(1)	17
Bexsero	470	7	12	177	30	37	239	(10)	(11)	54	35	77
Menveo	188	(10)	(5)	147	8	14	13	(55)	(55)	28	(36)	(30)
Other	35	(10)	(10)	-	-	-	6	(45)	(45)	29	4	4

Influenza	330	(12)	(8)	250	(14)	(9)	35	9	6	45	(18)	(9)
Fluarix, FluLaval	330	(12)	(8)	250	(14)	(9)	35	9	6	45	(18)	(9)

Shingles	563	-	-	528	-	-	1	-	-	34	-	-
Shingrix	563	-	-	528	-	-	1	-	-	34	-	-

Established Vaccines	2,829	(2)	-	933	-	6	890	1	1	1,006	(7)	(4)
Infanrix, Pediarix	515	(12)	(9)	221	(20)	(16)	206	(14)	(15)	88	26	36
Boostrix	378	(11)	(8)	201	(6)	-	125	(7)	(7)	52	(34)	(32)

Hepatitis	618	16	20	355	18	24	185	22	20	78	-	8

Rotarix	387	(3)	-	101	(3)	3	82	17	16	204	(9)	(7)

Synflorix	318	(20)	(20)	-	-	-	37	(12)	(12)	281	(21)	(21)

Priorix, Priorix Tetra, Varilrix	241	2	3	-	-	-	127	1	-	114	4	7
Cervarix	123	71	74	-	-	-	15	(35)	(35)	108	>100	>100
Other	249	4	5	55	45	58	113	25	24	81	(26)	(30)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines	4,415	12	15	2,035	36	44	1,184	(2)	(4)	1,196	(4)	-
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Balance sheet

	30 September 2018 £m	30 September 2017 £m	31 December 2017 £m
ASSETS
Non-current assets
Property, plant and equipment	10,923	10,633	10,860
Goodwill	5,848	5,764	5,734
Other intangible assets	17,263	17,921	17,562
Investments in associates and joint ventures	221	175	183
Other investments	1,393	941	918
Deferred tax assets	3,412	4,380	3,796
Derivative financial instruments	51	-	8
Other non-current assets	2,075	1,313	1,413

Total non-current assets	41,186	41,127	40,474

Current assets
Inventories	5,788	5,661	5,557
Current tax recoverable	257	239	258
Trade and other receivables	7,292	6,491	6,000
Derivative financial instruments	56	163	68
Liquid investments	80	82	78
Cash and cash equivalents	3,793	4,743	3,833
Assets held for sale	152	277	113

Total current assets	17,418	17,656	15,907

TOTAL ASSETS	58,604	58,783	56,381

LIABILITIES
Current liabilities
Short-term borrowings	(2,902)	(4,740)	(2,825)
Contingent consideration liabilities	(818)	(917)	(1,076)
Trade and other payables	(13,093)	(19,840)	(20,970)
Derivative financial instruments	(63)	(210)	(74)
Current tax payable	(813)	(1,061)	(995)
Short-term provisions	(706)	(670)	(629)

Total current liabilities	(18,395)	(27,438)	(26,569)

Non-current liabilities
Long-term borrowings	(24,808)	(14,294)	(14,264)
Corporation tax payable	(272)	-	(411)
Deferred tax liabilities	(1,223)	(1,916)	(1,396)
Pensions and other post-employment benefits	(3,079)	(3,652)	(3,539)
Other provisions	(652)	(671)	(636)
Derivative financial instruments	-	(1)	-
Contingent consideration liabilities	(5,414)	(5,000)	(5,096)
Other non-current liabilities	(1,038)	(982)	(981)

Total non-current liabilities	(36,486)	(26,516)	(26,323)

TOTAL LIABILITIES	(54,881)	(53,954)	(52,892)

NET ASSETS	3,723	4,829	3,489

EQUITY
Share capital	1,344	1,343	1,343
Share premium account	3,049	3,011	3,019
Retained earnings	(2,081)	(5,349)	(6,477)
Other reserves	2,164	2,289	2,047

Shareholders’ equity	4,476	1,294	(68)

Non-controlling interests	(753)	3,535	3,557

TOTAL EQUITY	3,723	4,829	3,489

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

As previously reported	1,343	3,019	(6,477)	2,047	(68)	3,557	3,489
Implementation of IFRS 15			(4)		(4)		(4)
Implementation of IFRS 9			277	(288)	(11)		(11)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 1 January 2018, as adjusted	1,343	3,019	(6,204)	1,759	(83)	3,557	3,474
Profit for the period			2,408		2,408	338	2,746
Other comprehensive income for the period			541	258	799	(19)	780
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			2,949	258	3,207	319	3,526
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(532)	(532)
Contributions from non-controlling interests						21	21
Derecognition of non-controlling interests in Consumer Healthcare Joint Venture			4,056		4,056	(4,118)	(62)
Dividends to shareholders			(2,993)		(2,993)		(2,993)
Shares issued	1	30			31		31
Realised profits on disposal of equity investments			54	(54)			-
Write-down on shares held by ESOP Trusts			(201)	201			-
Share-based incentive plans			258		258		258
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 September 2018	1,344	3,049	(2,081)	2,164	4,476	(753)	3,723
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2017	1,342	2,954	(5,392)	2,220	1,124	3,839	4,963

Profit for the period			2,078		2,078	454	2,532
Other comprehensive income for the period			876	(32)	844	(147)	697
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the period			2,954	(32)	2,922	307	3,229
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(621)	(621)
Contribution from non-controlling interests						21	21
Dividends to shareholders			(2,977)		(2,977)		(2,977)
Changes in non-controlling interests						(11)	(11)
Shares issued	1	47			48		48
Shares acquired by ESOP Trusts		10	70	(140)	(60)		(60)
Write-down on shares held by ESOP Trusts			(241)	241			-
Share-based incentive plans			237		237		237
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 30 September 2017	1,343	3,011	(5,349)	2,289	1,294	3,535	4,829
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement – nine months ended 30 September 2018

	9 months 2018 £m	9 months 2017 £m

Profit after tax	2,746	2,532
Tax on profits	680	551
Share of after tax profits of associates and joint ventures	(26)	(11)
Profit on disposal of interest in associates	(3)	(28)
Net finance expense	532	531
Depreciation, amortisation and other adjusting items	1,169	2,097
Increase in working capital	(1,927)	(1,553)
Contingent consideration paid	(792)	(427)
Increase in other net liabilities (excluding contingent consideration paid)	2,936	1,250

Cash generated from operations	5,315	4,942
Taxation paid	(1,013)	(893)

Net cash inflow from operating activities	4,302	4,049

Cash flow from investing activities
Purchase of property, plant and equipment	(842)	(1,011)
Proceeds from sale of property, plant and equipment	70	142
Purchase of intangible assets	(319)	(513)
Proceeds from sale of intangible assets	165	24
Purchase of equity investments	(298)	(64)
Proceeds from sale of equity investments	87	55
Contingent consideration paid	(123)	(65)
Disposal of businesses	28	223
Proceeds from disposal of interest in associates	3	54
Investment in associates and joint ventures	(5)	(8)
Interest received	55	49
Dividends from associates and joint ventures	39	6

Net cash outflow from investing activities	(1,140)	(1,108)

Cash flow from financing activities
Issue of share capital	31	48
Shares acquired by ESOP Trusts	-	(60)
Increase/(decrease) in short-term loans	13	(1,444)
Increase in long-term loans	10,090	2,233
Net repayment of obligations under finance leases	(17)	(18)
Purchase of non-controlling interests	(9,321)	-
Interest paid	(458)	(423)
Dividends paid to shareholders	(2,993)	(2,977)
Distributions to non-controlling interests	(535)	(611)
Contributions from non-controlling interests	21	21
Other financing items	26	108

Net cash outflow from financing activities	(3,143)	(3,123)

Increase/(decrease) in cash and bank overdrafts in the period	19	(182)

Cash and bank overdrafts at beginning of the period	3,600	4,605
Exchange adjustments	(32)	(77)
Increase/(decrease) in cash and bank overdrafts	19	(182)

Cash and bank overdrafts at end of the period	3,587	4,346

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	3,793	4,743
Overdrafts	(206)	(397)

	3,587	4,346

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Pharmaceuticals R&D segment is the responsibility of the President, Pharmaceuticals R&D and is reported as a separate segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Turnover by segment

	Q3 2018 £m	Q3 2017 £m	Growth £%	Growth CER%

Pharmaceuticals	4,221	4,190	1	3
Vaccines	1,924	1,689	14	17
Consumer Healthcare	1,947	1,964	(1)	3

Total turnover	8,092	7,843	3	6

Operating profit by segment
	Q3 2018 £m	Q3 2017 £m	Growth £%	Growth CER%

Pharmaceuticals	2,028	2,083	(3)	(1)
Pharmaceuticals R&D	(667)	(657)	2	3

Pharmaceuticals including R&D	1,361	1,426	(5)	(2)
Vaccines	827	698	18	26
Consumer Healthcare	429	392	9	16

Segment profit	2,617	2,516	4	8
Corporate and other unallocated costs	(93)	(48)	94	>100

Adjusted operating profit	2,524	2,468	2	6
Adjusting items	(614)	(591)

Total operating profit	1,910	1,877	2	7

Finance income	10	13
Finance costs	(233)	(194)
Profit on disposal of associates	3	8
Share of after tax profits of associates and joint ventures	15	7

Profit before taxation	1,705	1,711	-	5

Turnover by segment

	9 months 2018 £m	9 months 2017 £m	Growth £%	Growth CER%

Pharmaceuticals	12,459	12,736	(2)	2
Vaccines	4,415	3,952	12	15
Consumer Healthcare	5,750	5,859	(2)	2

Total turnover	22,624	22,547	-	4

Operating profit by segment
	9 months 2018 £m	9 months 2017 £m	Growth £%	Growth CER%

Pharmaceuticals	6,080	6,353	(4)	-
Pharmaceuticals R&D	(1,898)	(2,023)	(6)	(3)

Pharmaceuticals including R&D	4,182	4,330	(3)	2
Vaccines	1,523	1,413	8	18
Consumer Healthcare	1,165	1,071	9	15

Segment profit	6,870	6,814	1	7
Corporate and other unallocated costs	(321)	(284)	13	9

Adjusted operating profit	6,549	6,530	-	7
Adjusting items	(2,620)	(2,955)

Total operating profit	3,929	3,575	10	22

Finance income	57	49
Finance costs	(589)	(580)
Profit on disposal of associates	3	28
Share of after tax profits of associates and joint ventures	26	11

Profit before taxation	3,426	3,083	11	25

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2017.

At 30 September 2018, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £0.2 billion (31 December 2017: £0.2 billion). The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

There have been no significant legal development since the date of the Annual Report 2017 and the Q2 2018 results.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation

Issues related to taxation are described in the ‘Taxation’ note in the Annual Report 2017. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

In the quarter, tax on Adjusted profits amounted to £430 million and represented an effective Adjusted tax rate of 18.6% (Q3 2017: 21.0%). The tax on Total profits amounted to £193 million and represented an effective tax rate of 11.3% (Q3 2017: 18.5%).

In the nine months, tax on Adjusted profits amounted to £1,180 million and represented an effective Adjusted tax rate of 19.5% (2017: 21.4%). The charge for taxation on Total profits amounted to £680 million and represented an effective tax rate of 19.8% (2017: 17.9%).

The Group’s balance sheet at 30 September 2018 included a current tax payable liability of £813 million, a non-current tax payable liability of £272 million and a tax recoverable asset of £257 million.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and nine months ended 30 September 2018, and should be read in conjunction with the Annual Report 2017, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2017, except for the implementation of IFRS 15 ‘Revenue from contracts with customers’ and IFRS 9 ‘Financial instruments’ from 1 January 2018. These new Standards have not had a material impact on the reported results of the Group.

GSK has adopted IFRS 15 applying the modified retrospective approach, with a cumulative adjustment to decrease equity at 1 January 2018 by £4 million. In accordance with the requirements of the standard, where the modified retrospective approach is adopted, prior year results are not restated. IFRS 15 provides a single, principles-based approach to the recognition of revenue from all contracts with customers. It focuses on the identification of performance obligations in a contract and requires revenue to be recognised when or as those performance obligations are satisfied.

GSK has adopted IFRS 9 retrospectively, but with certain permitted exceptions. As a result, prior year results are also not restated, but a cumulative adjustment has been made to decrease equity at 1 January 2018 by £11 million, primarily reflecting an increase in the expected credit loss provision on trade receivables of £15 million. A net transfer of £288 million between retained earnings and other reserves has also been made. This primarily reflects prior impairments of equity investments that had previously been charged to the income statement. IFRS 9 replaces the majority of IAS 39 and covers the classification, measurement and de-recognition of financial assets and financial liabilities, introduces a new impairment model for financial assets based on expected losses rather than incurred losses and provides a new hedge accounting model.

IFRS 16 ‘Leases’ is required to be implemented by the Group from 1 January 2019. The new standard will replace IAS 17 ‘Leases’ and will require lease liabilities and “right of use” assets to be recognised on the balance sheet for almost all leases. This is expected to result in a significant increase in both assets and liabilities recognised on the balance sheet. The costs of operating leases currently included within operating costs will be split and the financing element of the charge will be reported within finance expense. The Group is assessing the potential impact of the new standard.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2017 were published in the Annual Report 2017, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q3 2018	Q3 2017	9 months 2018	9 months 2017	2017

Average rates:
US$/£	1.31	1.30	1.35	1.28	1.30
Euro/£	1.11	1.13	1.13	1.15	1.15
Yen/£	146	148	148	144	145

Period-end rates:
US$/£	1.30	1.34	1.30	1.34	1.35
Euro/£	1.12	1.13	1.12	1.13	1.13
Yen/£	148	151	148	151	152

During Q3 2018, average Sterling exchange rates were stronger against the US Dollar, but weaker against the Euro and Yen compared with the same period in 2017. During the nine months ended 30 September 2018, average Sterling exchange rates were stronger against the US Dollar and the Yen, but weaker against the Euro, compared with the same period in 2017. Period-end Sterling exchange rates were weaker against the US Dollar, the Euro and Yen compared with the 2017 year end rates.

Weighted average number of shares
	Q3 2018 millions	Q3 2017 millions

Weighted average number of shares – basic	4,917	4,890
Dilutive effect of share options and share awards	55	45

Weighted average number of shares – diluted	4,972	4,935

Weighted average number of shares
	9 months 2018 millions	9 months 2017 millions

Weighted average number of shares – basic	4,911	4,884
Dilutive effect of share options and share awards	55	47

Weighted average number of shares – diluted	4,966	4,931

At 30 September 2018, 4,919 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,890 million shares at 30 September 2017.

Net assets
The book value of net assets increased by £234 million from £3,489 million at 31 December 2017 to £3,723 million at 30 September 2018. This primarily reflected the Total profit for the period and re-measurement gains on defined benefit plans exceeding dividends paid in the period.

The carrying value of investments in associates and joint ventures at 30 September 2018 was £221 million (31 December 2017: £183 million), with a market value of £411 million (31 December 2017: £372 million).

At 30 September 2018, the net deficit on the Group’s pension plans was £488 million compared with £1,505 million at 31 December 2017. The decrease in the net deficit primarily arose from increases in the rates used to discount UK pension liabilities from 2.5% to 2.9%, and US pension liabilities from 3.6% to 4.2%.

At 30 September 2018, the post-retirement benefits provision was £1,387 million compared with £1,496 million at 31 December 2017. The decrease in the provision was primarily due to the increase in the US discount rate from 3.6% to 4.2%.

At 30 September 2018, trade and other payables were £13,093 million compared with £20,970 million at 31 December 2017. The decrease primarily reflected the elimination of the Consumer Healthcare Joint Venture put option following the buyout of Novartis’ interest in the Consumer Healthcare Joint Venture on 1 June 2018. The buyout was funded by issuing bonds with maturity rates of between two and twelve years, in both the US and Europe, which raised $6 billion and €2.5 billion respectively. Committed bank facilities financed the remaining amount of the $13 billion transaction.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £1,278 million (31 December 2017: £1,304 million).

Contingent consideration amounted to £6,232 million at 30 September 2018 (31 December 2017: £6,172 million), of which £5,885 million (31 December 2017: £5,542 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £296 million (31 December 2017: £584 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition following a milestone payment of $450 million made to Novartis in January 2018.

The liability due to Shionogi included £242 million in respect of preferential dividends. The liability for preferential dividends due to Pfizer at 30 September 2018 was £17 million (31 December 2017: £17 million). An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 56.

Of the contingent consideration payable (on a post-tax basis) at 30 September 2018, £818 million (31 December 2017: £1,076 million) is expected to be paid within one year. The consideration payable for the acquisition of the Shionogi-ViiV Healthcare joint venture and the Novartis Vaccines business is expected to be paid over a number of years. As a result, the total estimated liabilities are discounted to their present values, on a post-tax basis using post-tax discount rates. The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8.5% and the Novartis Vaccines contingent consideration liability is discounted partly at 8% and partly at 9%.

The liabilities for the Pfizer put option and the contingent consideration at 30 September 2018 have been calculated based on the closing exchange rates, primarily US$1.30/£1 and Euro €1.12/£1. The sensitivities for each of the largest contingent consideration liabilities and the Pfizer put option are set out below.

Increase/(decrease) in liability	ViiV Healthcare put option	Shionogi- ViiV Healthcare contingent consideration	Novartis Vaccines contingent consideration
	£m	£m	£m

5 cent appreciation of US Dollar	36	179	(6)
5 cent depreciation of US Dollar	(33)	(166)	7
10 cent appreciation of US Dollar	75	372	(12)
10 cent depreciation of US Dollar	(64)	(317)	13
5 cent appreciation of Euro	23	55	15
5 cent depreciation of Euro	(21)	(51)	(13)
10 cent appreciation of Euro	46	117	31
10 cent depreciation of Euro	(39)	(96)	(24)

Movements in contingent consideration are as follows:
	9 months 2018 £m	9 months 2017 £m

Contingent consideration at beginning of the period	6,172	5,896
Re-measurement through income statement	975	513
Cash payments: operating cash flows	(792)	(427)
Cash payments: investing activities	(123)	(65)

Contingent consideration at end of the period	6,232	5,917

The re-measurements of contingent consideration in the nine months reflected updated forecasts, exchange rate movements and the unwind of the discounts on the liabilities. The cash settlement in the period included £584 million (2017: £485 million) of payments to Shionogi in relation to ViiV Healthcare and the £317 million milestone payment to Novartis relating to the non-US sales of Bexsero. These payments are deductible for tax purposes.

At 30 September 2018, the ESOP Trust held 41.9 million GSK shares against the future exercise of share options and share awards. The carrying value of £214 million has been deducted from other reserves. The market value of these shares was £650 million.

At 30 September 2018, the company held 414.6 million Treasury shares at a cost of £5,800 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 30 September 2018 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 51.

Reconciliation of cash flow to movements in net debt

	9 months 2018 £m	9 months 2017 £m

Net debt at beginning of the period	(13,178)	(13,804)

Increase/(decrease) in cash and bank overdrafts	19	(182)
Net (increase in)/repayment of short-term loans	(13)	1,444
Increase in long-term loans	(10,090)	(2,233)
Net repayment of obligations under finance leases	17	18
Exchange adjustments	(590)	571
Other non-cash movements	(2)	(23)

Increase in net debt	(10,659)	(405)

Net debt at end of the period	(23,837)	(14,209)

Net debt analysis

	30 September 2018 £m	30 September 2017 £m	31 December 2017 £m

Liquid investments	80	82	78
Cash and cash equivalents	3,793	4,743	3,833
Short-term borrowings	(2,902)	(4,740)	(2,825)
Long-term borrowings	(24,808)	(14,294)	(14,264)

Net debt at end of the period	(23,837)	(14,209)	(13,178)

Free cash flow reconciliation

	Q3 2018 £m	9 months 2018 £m	9 months 2017 (revised) £m

Net cash inflow from operating activities	2,077	4,302	4,049
Purchase of property, plant and equipment	(301)	(842)	(1,011)
Proceeds from sale of property, plant and equipment	48	70	142
Purchase of intangible assets	(130)	(319)	(513)
Proceeds from disposals of intangible assets	142	165	24
Net finance costs	(71)	(403)	(374)
Dividends from joint ventures and associates	-	39	6
Contingent consideration paid (reported in investing activities)	(26)	(123)	(65)
Distributions to non-controlling interests	(185)	(535)	(611)
Contributions from non-controlling interests	-	21	21

Free cash flow	1,554	2,375	1,668

With the introduction of the new R&D strategy in Q2 2018, GSK has revised its definition of free cash flow, a non-IFRS measure, to include proceeds from the sale of intangible assets.

Non-controlling interests in ViiV Healthcare

Trading profit allocations
Because ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer 11.7% and Shionogi 10%). Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings of ViiV Healthcare allocated to each shareholder will change. In particular, the increasing sales of Tivicay and Triumeq have a favourable impact on the proportion of the preferential dividends that is allocated to GSK. GSK was entitled to approximately 80% of the Adjusted earnings of ViiV Healthcare for 2017. Re-measurements of the liabilities for the preferential dividends allocated to Pfizer and Shionogi are included within other operating income.

Acquisition-related arrangements
As part of the agreement reached to acquire Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, ViiV Healthcare agreed to pay additional consideration to Shionogi contingent on the performance of the products being developed by that joint venture, principally dolutegravir. The liability for this contingent consideration was estimated and recognised in the balance sheet at the date of acquisition. Subsequent re-measurements are reflected within other operating income/expense and within Adjusting items in the income statement.

Cash payments are made to Shionogi by ViiV Healthcare each quarter which reduce the balance sheet liability and are hence not recorded in the income statement. The payments are calculated based on the sales performance of the relevant products in the previous quarter and are reflected in the cash flow statement partly in operating cash flows and partly within investing activities. The tax relief on these payments is reflected in the Group’s Adjusting items as part of the tax charge. The part of each payment relating to the original estimate of the fair value of the contingent consideration on the acquisition of the Shionogi-ViiV Healthcare joint venture in 2012 of £659 million is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition is reported within operating cash flows.

Movements in contingent consideration payable to Shionogi are as follows:

	9 months 2018 £m	9 months 2017 £m

Contingent consideration at beginning of the period	5,542	5,304
Re-measurement through income statement	927	405
Cash payments: operating cash flows	(517)	(424)
Cash payments: investing activities	(67)	(61)

Contingent consideration at end of the period	5,885	5,224

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 30 September 2018, £794 million (31 December 2017: £724 million) is expected to be paid within one year.

Exit rights
Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding. Under the original agreements, GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Pfizer put option and, as a result, in accordance with IFRS, GSK did not recognise a liability for the put option on its balance sheet. However, during Q1 2016, GSK notified Pfizer that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £1,070 million. Consistent with this revised treatment, at the end of Q1 2016 GSK also recognised liabilities for the future preferential dividends anticipated to become payable to Pfizer and Shionogi on the Group’s balance sheet.

The closing balances of the liabilities related to Pfizer’s shareholding are as follows:

	30 September 2018 £m	31 December 2017 £m

Pfizer put option	1,278	1,304
Pfizer preferential dividend	17	17

Under the original agreements, Shionogi could also have requested GSK to acquire its shareholding in ViiV Healthcare in six month windows commencing in 2017, 2020 and 2022. GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Shionogi put option and, as a result, GSK did not recognise a liability for the put option on its balance sheet. However, during Q1 2016, GSK notified Shionogi that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £926 million. In Q4 2016, Shionogi irrevocably agreed to waive its put option and as a result GSK de-recognised the liability for this put option on the Group’s balance sheet directly to equity. The value of the liability was £1,244 million when it was de-recognised.

GSK also has a call option over Shionogi’s shareholding in ViiV Healthcare, which under the original agreements was exercisable in six month windows commencing in 2027, 2030 and 2032. GSK has now irrevocably agreed to waive the first two exercise windows, but the last six month window in 2032 remains. As this call option is at fair value, it has no value for accounting purposes.

Adjusted results reconciliations

The reconciliations between Total results and Adjusted results for Q3 2018 and Q3 2017 and also nine months 2018 and nine months 2017 are set out below.

Income statement – Adjusted results reconciliation Three months ended 30 September 2018

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	8,092						8,092
Cost of sales	(2,636)	133	41	69	5		(2,388)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,456	133	41	69	5		5,704

Selling, general and administration	(2,527)			209	(9)	14	(2,313)
Research and development	(988)	10	8	4		5	(961)
Royalty income	94						94
Other operating income/(expense)	(125)			1	251	(127)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,910	143	49	283	247	(108)	2,524

Net finance costs	(223)					2	(221)
Profit on disposal of associates	3					(3)	-
Share of after tax profits of associates and joint ventures	15						15
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,705	143	49	283	247	(109)	2,318

Taxation	(193)	(29)	(6)	(67)	(24)	(111)	(430)
Tax rate %	11.3%						18.6%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,512	114	43	216	223	(220)	1,888
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	94				47		141

Profit attributable to shareholders	1,418	114	43	216	176	(220)	1,747
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	28.8p	2.3p	0.9p	4.4p	3.6p	(4.5)p	35.5p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,917						4,917
	––––––––––––						––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Reporting definitions’ on page 37.

Income statement – Adjusted results reconciliation Three months ended 30 September 2017

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	7,843						7,843
Cost of sales	(2,652)	137	20	167	24		(2,304)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,191	137	20	167	24		5,539

Selling, general and administration	(2,308)			30		(2)	(2,280)
Research and development	(1,047)	12	62	68		7	(898)
Royalty income	107						107
Other operating income/(expense)	(66)			1	16	49	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	1,877	149	82	266	40	54	2,468

Net finance costs	(181)			1		3	(177)
Profit on disposal of associates	8					(8)	-
Share of after tax losses of associates and joint ventures	7						7
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,711	149	82	267	40	49	2,298

Taxation	(316)	(33)	(15)	(60)	(28)	(30)	(482)
Tax rate %	18.5%						21.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,395	116	67	207	12	19	1,816
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	183				45		228

Profit attributable to shareholders	1,212	116	67	207	(33)	19	1,588
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	24.8p	2.4p	1.4p	4.2p	(0.7)p	0.4p	32.5p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,890						4,890
	––––––––––––						––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Reporting definitions’ on page 37.

Income statement – Adjusted results reconciliation Nine months ended 30 September 2018

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	22,624						22,624
Cost of sales	(7,337)	400	69	211	11		(6,646)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	15,287	400	69	211	11		15,978

Selling, general and administration	(7,295)		2	267	61	32	(6,933)
Research and development	(2,817)	30	33	27		11	(2,716)
Royalty income	220						220
Other operating income/(expense)	(1,466)			1	1,634	(169)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	3,929	430	104	506	1,706	(126)	6,549

Net finance costs	(532)			2		5	(525)
Profit on disposal of associates	3					(3)	-
Share of after tax profits of associates and joint ventures	26						26
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	3,426	430	104	508	1,706	(124)	6,050

Taxation	(680)	(85)	(15)	(122)	(201)	(77)	(1,180)
Tax rate %	19.8%						19.5%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	2,746	345	89	386	1,505	(201)	4,870
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	338				197		535

Profit attributable to shareholders	2,408	345	89	386	1,308	(201)	4,335
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	49.0p	7.0p	1.8p	7.9p	26.6p	(4.0)p	88.3p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,911						4,911
	––––––––––––						––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Reporting definitions’ on page 37.

Income statement – Adjusted results reconciliation Nine months ended 30 September 2017

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	22,547						22,547
Cost of sales	(7,784)	410	334	466	61		(6,513)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	14,763	410	334	466	61		16,034

Selling, general and administration	(7,139)			152		66	(6,921)
Research and development	(3,267)	34	87	253		23	(2,870)
Royalty income	287						287
Other operating income/(expense)	(1,069)			1	1,297	(229)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	3,575	444	421	872	1,358	(140)	6,530

Net finance costs	(531)			3		6	(522)
Profit on disposal of associates	28					(28)	-
Share of after tax profits of associates and joint ventures	11						11
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	3,083	444	421	875	1,358	(162)	6,019

Taxation	(551)	(100)	(125)	(249)	(152)	(109)	(1,286)
Tax rate %	17.9%						21.4%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	2,532	344	296	626	1,206	(271)	4,733
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	454				147		601

Profit attributable to shareholders	2,078	344	296	626	1,059	(271)	4,132
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	42.5p	7.1p	6.1p	12.8p	21.7p	(5.6)p	84.6p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,884						4,884
	––––––––––––						––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Reporting definitions’ on page 37.

Independent review report to GlaxoSmithKline plc

We have been engaged by GlaxoSmithKline plc (“the Company”) to review the condensed financial information in the Results Announcement for the three and nine months ended 30 September 2018.

What we have reviewed
The condensed financial information comprises:
●	the income statement and statement of comprehensive income for the three and nine month periods ended 30 September 2018 on pages 40 and 41 to 42 respectively;
●	the balance sheet as at 30 September 2018 on page 46;
●	the statement of changes in equity for the nine month period then ended on page 47;
●	the cash flow statement for the nine month period then ended on page 48 and;
●
the accounting policies and basis of preparation and the explanatory notes to the condensed financial information on pages 49 to 57 that have been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2017, which was prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, except for the implementation of IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial Instruments” from 1 January 2018.

We have read the other information contained in the Results Announcement, including the non-IFRS measures contained on pages 49 to 57, and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities
The Results Announcement of GlaxoSmithKline plc, including the condensed financial information, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Results Announcement by applying consistent accounting policies to those applied by the Group in the Annual Report 2017, which was prepared in accordance with IFRS as adopted by the European Union, except for the implementation of IFRS 15 “Revenue from Contracts with Customers” and IFRS 9 “Financial Instruments” from 1 January 2018.

Our responsibility
Our responsibility is to express to the Company a conclusion on the interim financial information in the Results Announcement based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial information in the Results Announcement for the three and nine months ended 30 September 2018 are not prepared, in all material respects, in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 52.

Deloitte LLP
Statutory Auditor
London, United Kingdom
31 October 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: October 31, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc